     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1996.



                                                      REGISTRATION NO. 333-03977

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            PC SERVICE SOURCE, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                            5065                           52-1703687
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)           Identification No.)

                             2350 VALLEY VIEW LANE
                              DALLAS, TEXAS 75234
                                 (214) 406-8583
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

            MARK T. HILZ                                COPIES OF COMMUNICATIONS TO:
   PRESIDENT AND CHIEF EXECUTIVE
               OFFICER                   BRIAN M. LIDJI, ESQ.            G. WILLIAM SPEER, ESQ.
      PC SERVICE SOURCE, INC.            SAYLES & LIDJI, P.C.      POWELL, GOLDSTEIN, FRAZER & MURPHY
       2350 VALLEY VIEW LANE            4400 RENAISSANCE TOWER         191 PEACHTREE STREET, N.E.
        DALLAS, TEXAS 75234                 1201 ELM STREET                    16TH FLOOR
           (214) 406-8583                 DALLAS, TEXAS 75270            ATLANTA, GEORGIA 30303
(Name, address, including zip code,         (214) 939-8700                   (404) 572-6600
and telephone number, including area
    code, of agent for service)

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

                             ---------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to the made pursuant to Rule 434, please check the following box. / /

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)


 FORM
 S-1
 ITEM
NUMBER                         CAPTION                             LOCATION IN PROSPECTUS
- ------   ---------------------------------------------------  ---------------------------------
   1.    Forepart of the Registration Statement and Outside
           Front Cover Page of Prospectus...................  Facing Page of Registration
                                                                Statement; Outside Front Cover
                                                                Page
   2.    Inside Front and Outside Back Cover Pages of
           Prospectus.......................................  Inside Front and Outside Back
                                                                Cover Page
   3.    Summary Information, Risk Factors and Ratio of
           Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors
   4.    Use of Proceeds....................................  Use of Proceeds
   5.    Determination of Offering Price....................  Outside Front Cover Page;
                                                                Underwriting
   6.    Dilution...........................................  Not Applicable
   7.    Selling Security Holders...........................  Principal and Selling
                                                              Stockholders; Management
   8.    Plan of Distribution...............................  Outside Front Cover Page;
                                                                Underwriting
   9.    Description of Securities to be Registered.........  Outside Front Cover Page;
                                                                Description of Capital Stock
  10.    Interests of Named Experts and Counsel.............  Not Applicable
  11.    Information With Respect to the Registrant.........  Outside Front Cover Page;
                                                                Prospectus Summary; Risk
                                                                Factors; Capitalization; Price
                                                                Range of Common Stock and
                                                                Dividends; Selected
                                                                Consolidated Financial Data;
                                                                Management's Discussion and
                                                                Analysis of Financial Condition
                                                                and Results of Operation;
                                                                Business; Management; Certain
                                                                Transactions; Principal and
                                                                Selling Stockholders;
                                                                Description of Capital Stock,
                                                                Shares Eligible for Future
                                                                Sale; and Consolidated
                                                                Financial Statements
  12.    Disclosure of Commission Position on
           Indemnification for Securities Act Liabilities...  Not applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                   SUBJECT TO COMPLETION, DATED MAY 28, 1996


                                2,200,000 SHARES

                            [PC SERVICE SOURCE LOGO]


                                  COMMON STOCK


     Of the 2,200,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of PC Service Source, Inc., a Delaware corporation ("PCSS" or the "Company"), offered hereby, 1,250,000 shares are being offered by the Company and 950,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PCSS." The closing sale price of the Common Stock on the Nasdaq National Market on May 23, 1996 was $13.25 per share. See "Price Range of Common Stock and Dividends."


SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                                    PROCEEDS TO
                                      PRICE TO      UNDERWRITING    PROCEEDS TO       SELLING
                                       PUBLIC       DISCOUNT(1)      COMPANY(2)   STOCKHOLDERS(2)
- --------------------------------------------------------------------------------------------------
Per Share........................        $               $               $               $
- --------------------------------------------------------------------------------------------------
Total(3).........................        $               $               $               $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters.

(2) Before deducting expenses of the offering payable by the Company and the Selling Stockholders estimated at $300,000 and $10,000, respectively.


(3) The Company and certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 187,500 and 142,500 additional shares, respectively, of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
     Selling Stockholders will be $          , $          , $          and
     $          , respectively. See "Underwriting."


                             ---------------------

     The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing
the Common Stock will be made on or about             , 1996.

THE ROBINSON-HUMPHREY COMPANY, INC.
                         RAUSCHER PIERCE REFSNES, INC.
                                                          COMVEST PARTNERS, INC.

            , 1996

INSIDE FRONT COVER.


     Insert photograph of diagram depicting market position of Company, and photograph of the Company's headquarters facility.







     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and related notes included elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     PCSS is the leading provider of service logistics to the personal computer and related peripherals ("PC") hardware repair industry. These service logistics include sourcing and distributing spare parts, inventory management, warranty claims processing, parts remanufacturing and related functions. PCSS is the largest independent distributor of parts used in the repair of PCs in North America, distributing over 150,000 different parts to approximately 20,000 PC service and maintenance providers ("Service Providers"). The Company currently maintains in its inventory over 15,000 different parts. Such parts include printer parts, logic boards, controllers, disk drives, monitors, memory boards, cables and related hardware. PCSS has established vendor relationships with over 25 leading original equipment manufacturers ("OEMs"), including AST, Canon, Compaq, Hewlett-Packard and IBM. To complement its distribution operations, PCSS seeks to supply additional value-added services to OEMs to allow OEMs to completely outsource their service logistics functions.



     Dataquest estimates that the market for independent, multi-vendor hardware maintenance in the United States will grow from $5.0 billion in 1995 to $7.7 billion in 1999, representing a compound annual growth rate of 11.2%. Dataquest further estimates that the market for service logistics companies ("Service Logistics Companies") in the United States will grow from $1.2 billion in 1995 to $1.9 billion in 1999, representing a compound annual growth rate of 13.0%. The expected growth rate of Service Logistics Companies is higher because both OEMs and Service Providers are relying increasingly on Service Logistics Companies, such as the Company, to outsource their inventory management, order processing, warranty claims processing, parts remanufacturing and other service logistics functions on new PCs and PC products and equipment already in use ("the installed base"). The Company believes that it will benefit from the growth in both of these markets.



     The foundation for the Company's service logistics is its ability to provide accurate, efficient and rapid delivery of repair parts to its customers. In January 1996, PCSS opened a 155,200 square foot automated distribution facility at the Alliance Airport located in the Dallas/Fort Worth Metroplex to enhance its parts distribution capabilities.



     PCSS offers a wide range of value-added service logistics to Service Providers and OEMs to meet their particular needs. These logistics services include inventory management, parts sales and sourcing, warranty claims administration, exchanged parts remanufacturing administration, vendor returns, management reporting, and inventory liquidation and consignment. Under alliance arrangements with Service Providers, PCSS not only effectively and efficiently performs many of these functions for the Service Providers, but also becomes the primary source of specified parts. The Service Provider benefits from this alliance with the Company because these value-added services decrease the Service Provider's inventory carrying costs, improve customer service and responsiveness, and permits the Service Provider to devote less of its capital to these business functions. The Company has entered into Service Provider alliances with Ameridata, CompUSA and The Future Now, a division of Intelligent Electronics and now known as XLConnect ("XLConnect").



     PCSS also has leveraged its logistics services capabilities and strong vendor relationships to establish outsourcing arrangements with OEMs. Under the terms of an OEM outsourcing arrangement, the OEM may direct authorized Service Providers, customers and dealers to the Company for some or all of the OEM's warranty and non-warranty parts business. PCSS believes that OEMs find this type of arrangement beneficial because, by reducing infrastructure needs, it reduces the amount of capital committed by the OEM to the non-core segments of its business, as well as improves the service levels for the OEM's products in the market. The Company has entered into OEM outsourcing arrangements with AST, Compaq, Exabyte, NEC and Packard Bell.

     PCSS believes an important factor in an OEM's decision to outsource its service logistics functions is the extent to which this arrangement relieves the OEM of functions outside of the OEM's core competencies. In the service and warranty logistics area this often includes remanufacturing activities. To support this function, PCSS commenced its own remanufacturing operations through Cyclix Engineering Corporation ("Cyclix") during 1995. The principal business objective of Cyclix is to outsource the remanufacturing and component level repair operations of OEMs. PCSS believes its remanufacturing capabilities through Cyclix are an important aspect of the full range of value-added services which it offers to OEMs in an effort to outsource larger functions of the OEM's service and warranty logistics functions.


     The Company's principal executive offices and mailing address are 2350 Valley View Lane, Dallas, Texas 75234, and its telephone number is (214) 406-8583. The Company was incorporated in Delaware in January 1990.

                                  THE OFFERING

Common Stock offered by the
Company.............................     1,250,000 shares

Common Stock offered by the Selling
  Stockholders......................     950,000 shares


Common Stock to be outstanding after
the Offering........................     5,523,016 shares(1)


Use of proceeds.....................     Reduction of indebtedness and for
                                         working capital. See "Use of Proceeds."

Nasdaq National Market symbol.......     PCSS
- ---------------


(1) Excludes 100,000 shares reserved for issuance upon exercise of outstanding warrants. See "Description of Capital Stock -- Warrants." Also excludes 1,000,000 shares reserved for issuance upon exercise of employee and director stock options, of which options to purchase 503,500 shares will be outstanding immediately following the offering. See "Management -- Stock Option Plan." Also excludes 20,000 and 100,000 shares, respectively, reserved for issuance under the Company's Director Compensation Plan and Employee Stock Purchase Plan. See "Management -- Director Compensation" and "Management -- Employee Stock Purchase Plan."


                                  RISK FACTORS

     Prior to making an investment decision, prospective purchasers of Common Stock should consider all of the information set forth in this Prospectus and should evaluate the considerations set forth in "Risk Factors."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and is subject to the safe-harbor created by such section. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              QUARTER ENDED MARCH
                                              YEAR ENDED DECEMBER 31,                 31,
                                           -----------------------------      --------------------
                                            1993       1994      1995(1)      1995(1)       1996
                                           -------    -------    -------      -------      -------
                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues.............................  $24,110    $42,267    $68,690      $16,782      $26,281
Gross margin.............................    6,518     12,096     18,924        4,626        7,573
Earnings (loss) from operations..........    1,724      2,966     (1,762)         932        1,270
Net earnings (loss)......................      960      1,895     (1,505)         564          654
                                           =======    =======    =======      =======      =======
Earnings (loss) per common share.........  $   .30    $   .46    $  (.39)     $   .13      $   .15
                                           =======    =======    =======      =======      =======
Weighted average common shares
  outstanding............................    3,373      4,103      3,900(2)     4,391        4,373
                                           =======    =======    =======      =======      =======


                                                                            MARCH 31, 1996
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(3)
                                                                      -------     --------------
                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Working capital.....................................................  $17,513        $ 21,930
Total assets........................................................   40,881          45,298
Long-term debt......................................................   12,012           1,152
Stockholders' equity................................................   12,257          27,534


- ---------------

(1) 1995 results include revenues of $3.1 million for the quarter ended March 31 and non-recurring, pre-tax charges (included in selling, general and administrative expenses) of $1.9 million ($245,000 for the quarter ended March 31) related to a supply agreement with Intelogic Trace, Inc. ("Intelogic") terminated in connection with the bankruptcy of Intelogic. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(2) Common stock equivalents are not included as the exercise of options and warrants would be anti-dilutive.



(3) As adjusted to give effect to the consummation of the offering and the application of the net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

     Before purchasing any shares of Common Stock offered hereby, prospective investors should carefully consider the following factors in evaluating the Company, its business and this offering, together with the other information and financial statements elsewhere in this Prospectus.

RISKS ASSOCIATED WITH INVENTORY OBSOLESCENCE


     The market for PCs is characterized by rapidly changing technology and frequent new product introductions. The introduction of new technologies can render existing products obsolete or unmarketable. The Company's success depends in large part on the popularity and success of the products sold by the manufacturers whose parts the Company stocks, and the ability of the Company to establish new relationships as other manufacturers and products enter the market. Further, innovations and improvements in computer and peripheral design, engineering and production may reduce the rates at which PCs experience failure, or shorten the useful lives of existing computer systems and associated components and replacement parts. Such rapid innovations and improvements in technology, coupled with the need to maintain sufficient inventory levels to ensure ready availability, subject the Company to the risk of inventory obsolescence. Although the Company manages inventory levels with the goal of achieving rapid inventory turnover, there can be no assurance that the Company's efforts in this area will be successful. If a significant portion of the Company's inventory is rendered obsolete, unmarketable or consists of slow-moving parts, its business, financial condition and results of operations could be materially and adversely affected.


INTENSE COMPETITION AND COMPETITIVE FACTORS

     The markets in which the Company operates are characterized by intense competition from many other independent distributors as well as the OEMs themselves. Many of the Company's competitors, such as the OEMs, are large and have substantially greater financial and other resources than the Company. As a result, such competitors may be able to respond more quickly to changes in customer requirements or to dedicate greater resources to the development, promotion and sale of their products and services than the Company. No assurance can be given that the Company will be able to compete successfully against current and future competitors. The Company believes that the primary competitive factors in the parts distribution industry are availability of parts, speed of delivery, and price. See "Business -- Competition."

RISKS ASSOCIATED WITH EXPANDING OPERATIONS


     The Company is experiencing rapid internal growth, which places significant demands on its management and operational resources. The Company's future performance will depend in part upon its ability to manage expanding operations, respond to changes in its business and develop the management skills of its managers and supervisors. If the Company is unable to manage that growth effectively, the Company's business, financial condition and results of operations could be materially and adversely affected.


DEPENDENCE ON KEY PERSONNEL

     The success of the Company is dependent, in part, upon its key management and technical personnel. In particular, the Company is highly dependent upon Avery More, Chairman of the Board and Chief Financial Officer, and Mark T. Hilz, President and Chief Executive Officer. The loss of the services of either of Messrs. More or Hilz could have a material adverse effect on the Company. Expansion of the Company's business may require additional managers and employees with industry experience. Competition for skilled management personnel in the industry is intense, which may make it more difficult and expensive to attract and retain qualified managers and employees. The Company has no employment or noncompetition agreements with any of its key personnel. See "Management."

DEPENDENCE ON KEY SUPPLIERS

     The Company depends on numerous suppliers (including over 25 leading OEMs) to provide the Company with the parts it sells. During 1995, the Company's three largest suppliers accounted for approximately 49% of the Company's total net revenues. In addition, the Company's business is dependent on the terms provided by its suppliers, including pricing and related provisions and product availability. There are generally no long-term supply agreements governing the Company's relationship with its key suppliers. The Company's primary supply arrangements are thus subject to termination or curtailment at any time, with little or no advance notice. Although management expects no such loss to occur, the refusal or inability of any major manufacturer to ship to the Company, or an increase in prices charged to the Company as compared to the prices charged by such manufacturers to service providers, could have a material adverse effect on the Company's business, financial condition and results of operation. See
"Business -- Customers and Suppliers."


RISK OF LOSS OF MATERIAL CUSTOMER


     The Company sells parts to customers throughout the United States and certain other countries. In 1995, international sales accounted for approximately 7% of the Company's total net revenues. Although in 1995, no customer of the Company accounted individually for more than 10% of the Company's net revenues, an unexpected decline in the volume of sales to any significant customer could have a material adverse effect on the Company. There are generally no written sales agreements governing the Company's relationship with its larger customers. Those relationships are thus subject to termination or curtailment at any time, with little or no advance notice. See
"Business -- Customers and Suppliers."


POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may be subject to significant fluctuations in response to variations in the Company's quarterly operating results, general trends in the Company's industry and other factors, as well as general economic conditions. In addition, the stock market, at times, has experienced substantial price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividends."

CONTROL BY PRINCIPAL STOCKHOLDERS


     Upon completion of the offering, the Company's directors, officers and affiliates will own, in the aggregate, approximately 32% of the Company's outstanding Common Stock. Therefore, such stockholders may be able to control the outcome of substantially all actions requiring stockholder approval, including the election of the entire Board of Directors of the Company (the "Board"), and the outcome of any stockholder votes concerning a merger, asset sale, or other major corporate transaction affecting the Company. Such control, coupled with certain anti-takeover provisions included in the Company's Certificate of Incorporation and Bylaws, could have the effect of delaying, deterring, or preventing an unsolicited takeover of the Company that stockholders might consider to be in their best interests. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws."


NO CASH DIVIDENDS


     The Company has never paid any cash dividends on its Common Stock and has no plans to pay cash dividends in the foreseeable future. In addition, the Company's revolving bank line of credit restricts payment of cash dividends to its stockholders. See "Price Range of Common Stock and Dividends."


SHARES ELIGIBLE FOR FUTURE SALE


     Sales or the availability for sale of a substantial number of shares of Common Stock in the public market following the offering (pursuant to Rule 144 or otherwise) could adversely affect the market price of the Common Stock. Of the outstanding shares of Common Stock to be outstanding following this offering, 3,746,289 shares may be traded on the Nasdaq National Market without restriction. The Company, its directors, its executive officers and all of its stockholders currently owning five percent or more of the Company's Common Stock, who will hold in the aggregate 1,776,727 shares of Common Stock after this offering, will execute agreements (the "Lockup Agreements") pursuant to which they will not sell any Common Stock or any securities convertible into the Company's Common Stock without the prior consent of The Robinson-Humphrey Company, Inc. for a period of 180 days from the effective date of the Registration Statement on Form S-1 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement"). Upon completion of the offering, the Company's directors, executive officers and affiliates will own, in the aggregate, approximately 32% of the outstanding Common Stock, and may have power, subject to the Lockup Agreements, to cause the Company to register their shares of Common Stock for immediate resale. See "Underwriting" and "Shares Eligible For Future Sale."


PROVISIONS TO PREVENT POSSIBLE TAKEOVERS

     The Company's Certificate of Incorporation and Bylaws contain certain provisions that may delay, deter, or prevent a takeover of the Company that stockholders might consider to be in their best interests. See "Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws."

RISK OF ISSUANCE OF PREFERRED STOCK


     The Company's Certificate of Incorporation authorizes the Board to issue preferred stock with such rights and preferences as the Board designates, all without stockholder approval. Such preferred stock could have economic and voting rights superior to those of the Common Stock offered hereby, and shares of preferred stock with those rights could be issued without an opportunity on the part of the holders of Common Stock to approve or disapprove such issuance. See "Description of Capital Stock -- Preferred Stock."

                                USE OF PROCEEDS


     The net proceeds from the sale of 1,250,000 shares of Common Stock offered by the Company hereby (assuming a public offering price of $13.25, and after deducting the underwriting discount and estimated expenses of the offering) are estimated to be $15.3 million ($17.6 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."



     The Company intends to use such net proceeds to reduce the Company's outstanding indebtedness under its existing revolving bank line of credit by approximately $10.7 million. As the outstanding borrowings under the Company's revolving bank line of credit are reduced, the Company's borrowing capacity will be increased consistent with the terms of the revolving credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company plans to use the remainder of the proceeds and its increased borrowing capacity, together with funds generated from operations, for general working capital purposes and capital expenditures. Management believes that the majority of the proceeds available for working capital purposes will be used to purchase inventory required to support, and to carry receivables generated by, growth in the Company's revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In addition, working capital may be used for acquisitions. Although PCSS has not acquired any companies in the past, it does consider acquisitions as an appropriate method of enhancing its operations. Accordingly, the Company regularly reviews and discusses proposals to acquire businesses that offer products or services which are expected to enhance or complement the Company's operations. The Company does not, however, currently have any agreements or understandings with respect to any such acquisitions.


     At May 15, 1996, the Company's revolving bank line of credit had an outstanding balance of approximately $10.7 million. The Company's revolving bank line of credit expires in December 1997, and bears interest at the rate of NationsBank, Texas, N.A. prime (8.25% as of May 15, 1996) plus one percent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "PCSS" since March 29, 1994. The table below sets forth the high and low closing prices of the Common Stock, as reported on the Nasdaq National Market, during the periods indicated.


                                                                           HIGH       LOW
                                                                          ------     -----
    YEAR ENDED DECEMBER 31, 1994
      First Quarter.....................................................  $ 9.00     $8.50
      Second Quarter....................................................    9.50      6.50
      Third Quarter.....................................................    7.75      5.75
      Fourth Quarter....................................................    9.38      7.25
    YEAR ENDED DECEMBER 31, 1995
      First Quarter.....................................................  $11.50     $8.50
      Second Quarter....................................................   11.50      7.75
      Third Quarter.....................................................   10.38      8.00
      Fourth Quarter....................................................    9.00      6.50
    YEAR ENDED DECEMBER 31, 1996
      First Quarter.....................................................  $10.25     $8.25
      Second Quarter (through May 23, 1996).............................   14.25      9.75



     The closing sale price of the Common Stock as reported on the Nasdaq National Market on May 23, 1996, was $13.25. As of May 22, 1996, there were 60 holders of record of the Company's Common Stock.



     Since the Company's initial public offering in 1994, the Company has not declared or paid any cash dividends or distributions on its capital stock. The Company does not intend to pay any cash dividends on its Common Stock in the foreseeable future, as the current policy of the Company's Board is to retain all earnings to support operations and finance expansion. The Company's existing revolving bank line of credit restricts the payment of cash dividends without the lender's prior approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Future declaration and payment of dividends, if any, will be determined in light of then current conditions, including the Company's earnings, operations, capital requirements, financial condition, restrictions in financing agreements and other factors deemed relevant by the Board.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to give effect to the sale by the Company of 1,250,000 shares of Common Stock offered hereby (assuming a public offering price of $13.25 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                            AT MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                         (DOLLARS IN THOUSANDS)
Long-term debt.........................................................  $12,012       $ 1,152
Stockholders equity:
  Preferred stock, $.01 par value, authorized 5,000,000 shares, none outstanding;
  Common stock, $.01 par value, authorized 20,000,000 shares, 4,017,000
     shares issued, 5,547,000 shares issued as adjusted(1)(2)..........       40            55
  Additional paid-in capital...........................................   10,633        26,458
  Retained earnings....................................................    1,764         1,764
     Less treasury stock (19,131 shares; 61,584 shares as adjusted)....      180           743
          Total stockholders' equity...................................   12,257        27,534
          Total capitalization.........................................   24,269        28,686


- ---------------


(1) Excludes 100,000 shares reserved for issuance upon exercise of outstanding warrants. See "Description of Capital Stock -- Warrants." Also excludes 1,000,000 shares reserved for issuance upon exercise of employee and director stock options, of which options to purchase 533,500 are outstanding, and of which 503,500 will be outstanding immediately following the offering. See "Management -- Stock Option Plan." Also excludes 20,000 and 100,000 shares, respectively, reserved for issuance under the Company's Director Compensation Plan and Employee Stock Purchase Plan. See "Management -- Director Compensation Plan" and "Management -- Description of Employee Stock Purchase Plan."



(2) In connection with the offering, CompuCom Systems, Inc. ("CompuCom"), a selling stockholder, has agreed to exercise its warrant to purchase up to 250,000 shares of Common Stock and sell such shares in the offering. Pursuant to the net exercise provisions of the warrant, 207,547 shares of Common Stock will be issued upon net exercise of the warrant and such shares are reflected as issued Common Stock, as adjusted. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following consolidated selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results and balance sheet data for each of the five years ended December 31, 1995 are derived from the audited financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, and the operating results and balance sheet data for the fiscal quarters ended March 31, 1995 and March 31, 1996 are derived from the unaudited financial statements of the Company. The results of operations for the first quarter of 1996 are not necessarily indicative of the results that may be expected for the entire year.


                                                                                               QUARTER ENDED
                                                   YEAR ENDED DECEMBER 31,                       MARCH 31,
                                      -------------------------------------------------      ------------------
                                       1991      1992      1993       1994      1995(1)      1995(1)     1996
                                      ------    ------    -------    -------    -------      -------    -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS:
Net revenues........................  $2,754    $9,797    $24,110    $42,267    $68,690      $16,782    $26,281
Cost of revenues....................   1,980     6,969     17,592     30,171     49,766       12,156     18,708
                                      ------    ------    -------    -------    -------      -------    -------
  Gross margin......................     774     2,828      6,518     12,096     18,924        4,626      7,573
Operating expenses:
  Selling, general and
     administrative.................     930     2,320      4,656      8,746     19,176        3,401      5,869
  Depreciation and amortization.....      22        41        138        384      1,510          293        434
                                      ------    ------    -------    -------    -------      -------    -------
          Total operating
            expenses................     952     2,361      4,794      9,130     20,686        3,694      6,303
                                      ------    ------    -------    -------    -------      -------    -------
  Earnings (loss) from
     operations.....................    (178)      467      1,724      2,966     (1,762)         932      1,270
Net interest income (expense).......    (135)     (121)      (177)       115       (473)          (7)      (229)
                                      ------    ------    -------    -------    -------      -------    -------
  Earnings (loss) before income
     taxes..........................    (313)      346      1,547      3,081     (2,235)         925      1,041
Income taxes (benefit)..............      --       128        587      1,186       (730)         361        387
                                      ------    ------    -------    -------    -------      -------    -------
  Net earnings (loss)...............    (313)      218        960      1,895     (1,505)         564        654
                                      ======    ======    =======    =======    =======      =======    =======
Earnings (loss) per common share....  $ (.06)   $  .09    $   .30    $   .46    $  (.39)     $   .13    $   .15
                                      ======    ======    =======    =======    =======      =======    =======
Weighted average common
  shares outstanding................   3,216     3,367      3,373      4,103      3,900(2)     4,391      4,373
                                      ======    ======    =======    =======    =======      =======    =======

                                                                                                    AS OF
                                                     AS OF DECEMBER 31,                             MARCH
                                      -------------------------------------------------              31,
                                       1991      1992      1993       1994       1995               1996
                                      ------    ------    -------    -------    -------            -------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.....................  $1,799    $1,935    $ 4,164    $10,702    $15,310            $17,513
Total assets........................   2,207     3,492      7,567     20,015     33,127             40,881
Long-term debt, excluding
  convertible debt(3)...............     610        --      1,610        873     10,165             12,012
Stockholders' equity, including
  convertible debt..................   1,320     2,119      3,312     13,081     11,603             12,257

- ---------------


(1)  1995 results include revenues of $3.1 million for the quarter ended
     March 31 and non-recurring, pre-tax charges (included in selling, general and administrative expenses) of $1.9 million ($245,000 for the quarter ended March 31) related to a supply agreement with Intelogic terminated in connection with the bankruptcy of Intelogic. See "Management's Discussion
     and Analysis of    Financial Condition and Results of Operations."


(2) Common Stock equivalents are not included as exercise of options and warrants would be anti-dilutive.


(3) CompuCom held $1.5 million of convertible debt in the Company during 1991, 1992 and 1993. In January 1994, CompuCom converted that debt into 2,000,000 shares of Common Stock. See "Certain Transactions."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     As part of the Company's efforts to broaden its service logistics capabilities and to accommodate its continued growth, the Company has made significant investments in its facilities, information systems and personnel since the end of 1993. In June 1995, the Company relocated to its new corporate headquarters, and in January 1996 the Company relocated its distribution operations to a 155,200 square foot automated distribution facility near the Alliance Airport located in the Dallas/Fort Worth Metroplex. In addition, the Company has installed a sophisticated computer network and integrated telephone system to automate and streamline the Company's inventory, ordering and distribution processes. The Company has also made numerous additions to its management team and substantially increased the number of and training provided to its sales representatives.



     In July 1995, the Company commenced the operations of Cyclix, a parts remanufacturing subsidiary, which seeks to outsource the remanufacturing and component level repair operations of OEMs. The Company believes its remanufacturing capabilities through Cyclix are an important aspect of the full range of value-added services which it offers to OEMs. Typical of similar remanufacturing operations, Cyclix's financial operating model results in higher gross margins and higher operating costs than the Company's distribution operations. Although Cyclix has incurred operating losses to date as it pursues the development of its business and absorbs certain fixed expenses, management believes that Cyclix will achieve profitable operations for 1996. As this remanufacturing operation grows as a percentage of the Company's overall business mix, this different operating model will have an increasing impact on the Company's consolidated income statement and operating margins.



     Also during 1995, the Company's then largest Service Provider alliance partner, Intelogic unexpectedly filed for bankruptcy protection which resulted in pre-tax charges of $1.9 million, as discussed in more detail below. This loss was exacerbated by the investment which the Company made in facilities and personnel necessary to service the then anticipated long-term relationship with Intelogic. The Company does not expect to make similar investments in facilities and personnel to accommodate future Service Provider alliances it pursues.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the components of the consolidated statements of operations as a percentage of net revenues.

                                                                               QUARTER ENDED
                                               YEAR ENDED DECEMBER 31,           MARCH 31,
                                             ---------------------------      ----------------
                                             1993       1994       1995       1995       1996
                                             -----      -----      -----      -----      -----
    Net revenues...........................  100.0%     100.0%     100.0%     100.0%     100.0%
    Cost of revenues.......................   73.0       71.4       72.5       72.4       71.2
                                             -----      -----      -----      -----      -----
      Gross margin.........................   27.0       28.6       27.5       27.6       28.8
    Operating expenses:
      Selling, general and
         administrative....................   19.3       20.7       27.9       20.3       22.3
      Depreciation and amortization........     .6         .9        2.2        1.7        1.7
                                             -----      -----      -----      -----      -----
                                              19.9       21.6       30.1       22.0       24.0
                                             -----      -----      -----      -----      -----
      Earnings (loss) from operations......    7.1        7.0       (2.6)       5.6        4.8
    Net interest income (expense)..........    (.7)        .3        (.7)        --        (.8)
                                             -----      -----      -----      -----      -----
      Earnings (loss) before income
         taxes.............................    6.4        7.3       (3.3)       5.6        4.0
    Income taxes (benefit).................    2.4        2.8       (1.1)       2.2        1.5
                                             -----      -----      -----      -----      -----
      Net earnings (loss)..................    4.0%       4.5%      (2.2)%      3.4%       2.5%
                                             =====      =====      =====      =====      =====

THREE MONTHS ENDED MARCH 31, 1996 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1995


     The Company recorded net earnings of $654,000, or $.15 per common share, on 4,372,707 shares for the first quarter of 1996 compared with net earnings of $564,000, or $.13 per common share, on 4,390,999 shares for the same period in 1995.



     Net revenues for the first quarter of 1996 of $26.3 million represent an increase of $9.5 million, or 57%, over the first quarter of 1995. The Company's outsourcing agreement with Intelogic contributed $3.1 million in net revenues during the first quarter of 1995 and that agreement was terminated in April 1995 in connection with the bankruptcy and liquidation of Intelogic. Excluding sales to Intelogic during the first quarter of 1995, revenues increased by $12.6 million, or 93%. The increase was principally due to higher revenues from Service Provider alliance arrangements, which increased $4.8 million (excluding sales to Intelogic during 1995), including sales to new customers of $3.8 million. Revenues from the parts distribution operations, excluding parts distribution to Service Provider alliances and OEM customers, grew by approximately $5.3 million, or 44%. OEM outsourcing revenues grew to $3.4 million in the first quarter of 1996, which included sales to new customers of $1.6 million, versus $708,000 in the comparable quarter last year.


     Gross margin improved $2.9 million, or 64%, from the first quarter of 1995 to the first quarter of 1996. The gross margin percentage for the first quarter of 1996 increased to 28.8% compared with 27.6% for the same period in 1995. The increase in gross margin percentage was largely due to variations in the parts actually sold during the period and the fact that Cyclix, the Company's recently established remanufacturing subsidiary, had slightly higher margins than the remainder of the Company's business.

     Selling, general and administrative expenses ("SG&A") as a percentage of net revenues rose to 22.3% compared with 20.3% for the first quarter of 1995. The $2.5 million increase in SG&A resulted primarily from a $1.8 million increase in compensation expense that was driven by higher average employee levels, which rose to 348 for the first quarter of 1996 compared with 256 for the first quarter of 1995. Occupancy expenses also increased $373,000, as the Company occupied its new headquarters, with its higher rent expense which began in June 1995, and as the Company moved into its new distribution facility, with its higher rent expense, during the first quarter of 1996. SG&A was also adversely impacted by relocation and related expenses, totaling approximately $120,000, relating to the move from the Company's previous distribution facility into the Company's new distribution facility during the first quarter of 1996.

     Depreciation and amortization was flat as a percentage of revenues. The $141,000 increase in depreciation and amortization expense in the first quarter of 1996 as compared with the same period in 1995 was due to a higher asset base resulting from capital expenditures made to the Company's information systems and capital expenditures related to the Company's new distribution facility and new corporate headquarters.

     Interest expense increased to $229,000 in the first quarter of 1996 from $7,000 for the first quarter of 1995 due to higher borrowing levels against the Company's revolving line of credit. These higher borrowing levels were dictated by increases in working capital which were required to support the increase in sales.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994


     Net revenues for the year ended December 31, 1995 totaled $68.7 million, an increase of $26.4 million, or 63%, from fiscal 1994. During 1995 and 1994 Intelogic accounted for $3.1 million and $1.1 million in revenues, respectively. As discussed below, the Intelogic supply agreement was terminated in connection with Intelogic's bankruptcy filing. The Company's revenues grew by 59% if Intelogic is excluded from the calculation. The increase in sales was principally the result of the development of the Company's OEM outsourcing programs ($7.0 million in 1995 compared to $1.1 million in 1994), increases in sales to Service Providers generally and in particular to those with whom the Company has developed alliances. Revenues from those alliance arrangements were $9.6 million in 1995 compared to $0.4 million in 1994. International sales also contributed to the growth in revenue, contributing $4.9 million in 1995, compared to $3.0 million in 1994.



     Gross margins improved $6.8 million, or 56%, from 1994 to 1995. Gross margin as a percentage of revenues declined to 27.5% in 1995 as compared with 28.6% in 1994, primarily due to changes in the mix of parts actually sold and services provided during the period. Because the gross margin varies among the different PC spare parts which the Company regularly keeps in inventory, as well as the types of services provided, changes in the mix of parts sold and services provided by the Company during a particular period affect the Company's gross margin. In addition, margin may be affected by the acquisition or disposition of products the Company regularly keeps in inventory.

     SG&A as a percentage of net revenues increased from 20.7% to 27.9% from 1994 to 1995. The increase in SG&A was principally the result of significant increases in compensation and severance payments, Intelogic losses, and occupancy expenses.


     Compensation increased significantly during 1995 compared to 1994 because of an increase in the number of employees. Employee headcount rose to 327 by 1995 year-end compared to 224 at 1994 year-end. This increase is in addition to the approximately 45 persons terminated during the year as a result of the closure of the component level returned parts repair facility in San Antonio, Texas (the "San Antonio Facility") which was acquired by the Company from Intelogic. The increases in personnel were necessary to support increased revenue growth, but because training was necessary for many of the Company's new employees, salary expense was incurred in advance of improvements to revenues as a result of new personnel. This was also true at Cyclix which began operations in July 1995 and, as expected, did not generate sufficient revenue to cover its expenses during 1995. Although dependent on many factors, including factors beyond the Company's control, management expects Cyclix to break even or generate a profit from its operations during 1996. Compensation expense also increased as a result of $243,000 in severance payments made to terminated members of management at the Company's corporate headquarters and employees formerly employed at the now closed San Antonio Facility.



     In November 1994 the Company entered into a supply agreement with Intelogic to provide substantially all of the spare parts and replacement parts required by Intelogic's service operations. In addition to agreeing to supply parts to Intelogic, the Company acquired the San Antonio Facility, certain parts inventory and repair equipment. Intelogic filed for bankruptcy in March 1995 and its business was sold in April 1995. Following the sale of Intelogic, the supply agreement with the Company was terminated. As a result, the Company determined to close the San Antonio Facility and terminated the employment of approximately 45 employees at that facility. The bankruptcy filing of Intelogic resulted in a pre-tax charge to the Company in 1995 of $1.935 million, of which $907,000 was for uncollected receivables in excess of the approximately $900,000 recovered by the Company from its escrow-security account with Intelogic, and $931,000 related to the write-off of certain fixed assets formerly used at the San Antonio Facility. The balance of the pre-tax charge is represented by the severance payments made to terminated employees at the San Antonio Facility. The reserves and charges relating to Intelogic by quarter were as follows: the Company reserved $245,000 against the Intelogic receivable during the first quarter, $316,000 during the second quarter, and recognized a total charge of $1,271,000 in the third quarter relating to uncollected receivables ($340,000) and the write-off of fixed assets ($931,000) formerly used at the closed San Antonio Facility.



     In addition, but to a lesser extent, the Company's occupancy expenses increased as a result of the opening of Cyclix, the six months of rent paid for the closed San Antonio Facility, and the movement of the Company's management office's into its new headquarters. The Company has no remaining lease obligations on the closed San Antonio Facility nor on its former corporate offices, and as of the first quarter of 1996 the Company has relocated its distribution facility and will have no remaining rental obligations on its former distribution facility.



     Depreciation and amortization increased $1.1 million from 1994 to 1995 as a result of capital expenditures made to the Company's information system, telephone system and capital expenditures relating to the relocation of the Company's headquarters and relocation of the Company's distribution facility which was relocated in January 1996, but which was substantially complete in 1995. Furniture and equipment expenditures also increased with the Company's increase in headcount.


     Increases in working capital required to support the increase in the Company's sales resulted in the Company becoming a net borrower of cash under its revolving line of credit. Therefore, the Company had interest expense of $473,000 during 1995 as opposed to interest income of $115,000 during 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1993


     Net revenues for the year ended December 31, 1994 totaled $42.3 million, an increase of $18.2 million, or 75%, from 1993. Substantially all of the increase was attributable to the increase in shipments as average net revenues per shipment remained comparable to 1993. The Company's efforts of increasing its marketing and advertising strategies along with the expansion of the Company's OEM products contributed to the volume increase in distribution during 1994. The remainder of the increase in revenues came from services provided by the Company from the outsourcing arrangements which it entered into during the second half of 1994 with two of its vendors and one Service Provider.



     Gross margin increased $5.6 million, or 86%, from 1993, principally as a result of higher net revenues. The higher gross margin as a percentage of net revenues of 28.6% in 1994, as compared to 27% in 1993, is primarily due to a higher margin on laser printer parts gained from the Company's volume discount purchases.



     SG&A rose $4.1 million, or 88%, to support the higher revenue volume in 1994 compared to 1993. The Company also experienced higher SG&A as a percentage of net revenues, which increased to 20.7% from 19.3%, principally from higher personnel related costs. This increase reflects costs for personnel to support the Company's planned growth for its outsourcing and remanufacturing businesses, as well as operating inefficiencies incurred during its 1994 systems conversion.


     Depreciation and amortization expense increased as a percentage of net revenues largely due to the Company's investment in a new telephone system during 1994, its continued enhancements of management information systems and furniture and equipment purchases due to increases in Company personnel.


     Subsequent to the funding of the proceeds from the Company's initial public offering in March 1994, the Company repaid its interest-bearing debt and invested the remainder of the proceeds in short-term investments. As a result of the switch from a borrowing position in 1993 to an investing of cash position in 1994, the Company had a positive variance in net interest.

QUARTERLY FINANCIAL DATA

     The following tables sets forth selected unaudited quarterly financial information. This information is derived from unaudited financial statements of the Company and includes all adjustments, consisting of normal recurring accruals, which are, in the opinion of management adjustments that are necessary to present a fair statement of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.

                STATEMENTS OF OPERATIONS FOR THE QUARTERS ENDED
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,    SEPT. 30,    DEC. 31,   MARCH 31,
                            1994        1994       1994        1994      1995(1)    1995(1)      1995(1)       1995       1996
                          ---------   --------   ---------   --------   ---------   --------    ---------    --------   ---------
Net revenues.............  $ 9,699     $9,872     $10,952    $11,744     $16,782    $15,274      $16,301     $20,333     $26,281
Cost of revenues.........    7,022      7,032       7,834      8,283      12,156     11,102       11,995      14,513      18,708
                            ------     ------     -------    -------     -------    -------      -------     -------     -------
  Gross margin...........    2,677      2,840       3,118      3,461       4,626      4,172        4,306       5,820       7,573
Operating expenses:
  Selling, general and
    administrative.......    1,825      2,024       2,297      2,600       3,401      4,357        6,436       4,982       5,869
  Depreciation and
    amortization.........       65         92          98        129         293        440          383         394         434
                            ------     ------     -------    -------     -------    -------      -------     -------     -------
        Total operating
          expenses.......    1,890      2,116       2,395      2,729       3,694      4,797        6,819       5,376       6,303
                            ------     ------     -------    -------     -------    -------      -------     -------     -------
  Earnings (loss) from
    operations...........      787        724         723        732         932       (625)      (2,513)        444       1,270
Net interest income
  (expense)..............      (29)        38          50         56          (7)       (75)        (166)       (225)       (229)
                            ------     ------     -------    -------     -------    -------      -------     -------     -------
  Earnings (loss) before
    income taxes.........      758        762         773        788         925       (700)      (2,679)        219       1,041
Income taxes (benefit)...      303        305         308        270         361       (266)      (1,012)        187         387
                            ------     ------     -------    -------     -------    -------      -------     -------     -------
  Net earnings (loss)....  $   455     $  457     $   465    $   518     $   564    $  (434)     $(1,667)    $    32     $   654
                            ======     ======     =======    =======     =======    =======      =======     =======     =======
Earnings (loss) per
  common share...........  $   .13     $  .11     $   .11    $   .12     $   .13    $  (.11)     $  (.43)    $   .01     $   .15
                            ======     ======     =======    =======     =======    =======      =======     =======     =======
Weighted average common
  shares outstanding.....    3,376      4,319       4,333      4,376       4,391      3,893 (2)    3,896(2)    4,338       4,373
                            ======     ======     =======    =======     =======    =======      =======     =======     =======

                            MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                              1994        1994       1994        1994       1995        1995       1995        1995       1996
                            ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
Net revenues...............   100.0%      100.0%     100.0%      100.0%     100.0%      100.0%      100.0%     100.0%     100.0%
Cost of revenues...........    72.4        71.3       71.5        70.5       72.4        72.7        73.6       71.4       71.2
                              -----       -----      -----       -----      -----       -----       -----      -----      -----
  Gross margin.............    27.6        28.7       28.5        29.5       27.6        27.3        26.4       28.6       28.8
Operating expenses:
  Selling, general and
    administrative.........    18.8        20.5       21.0        22.2       20.3        28.5        39.5       24.5       22.3
  Depreciation and
    amortization...........     0.7         0.9        0.9         1.1        1.7         2.9         2.4        1.9        1.7
                              -----       -----      -----       -----      -----       -----       -----      -----      -----
        Total operating
          expenses.........    19.5        21.4       21.9        23.3       22.0        31.4        41.9       26.4       24.0
                              -----       -----      -----       -----      -----       -----       -----      -----      -----
  Earnings (loss) from
    operations.............     8.1         7.3        6.6         6.2        5.6        (4.1)      (15.5)       2.2        4.8
Net interest income
  (expense)................    (0.3)        0.4        0.5         0.5         --        (0.5)       (1.0)      (1.1)      (0.8)
                              -----       -----      -----       -----      -----       -----       -----      -----      -----
  Earnings (loss) before
    income taxes...........     7.8         7.7        7.1         6.7        5.6        (4.6)      (16.5)       1.1        4.0
Income taxes (benefit).....     3.1         3.1        2.8         2.3        2.2        (1.8)       (6.2)       0.9        1.5
                              -----       -----      -----       -----      -----       -----       -----      -----      -----
  Net earnings (loss)......     4.7%        4.6%       4.3%        4.4%       3.4%       (2.8)%     (10.3)%      0.2%       2.5%
                              =====       =====      =====       =====      =====       =====       =====      =====      =====

- ---------------


(1) 1995 results include revenues of $3.1 million for the quarter ended March 31 and non-recurring, pre-tax charges (included in selling, general and administrative expenses) of $245,000, $419,000 and $1,271,000 for the three months ended March 31, June 30 and September 30, respectively, related to a supply agreement with Intelogic terminated in connection with the bankruptcy of Intelogic. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"



(2) Common stock equivalents are not included as exercise of options and warrants would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has historically been a net user of cash from operations, and has financed its working capital requirements and its capital expenditures from revolving credit, subordinated debt and equity financings. The principal uses of cash have been to fund accounts receivable and inventories. Inventories increased to support the Company's growth, and higher revenues generated the increase in accounts receivable. In addition, however, during 1995 the Company's use of cash was increased by the $1.3 million after-tax charge associated with Intelogic and the $370,000 after-tax loss associated with the start up of Cyclix.



     At December 31, 1995, the Company had working capital of $15.3 million ($10.7 million at December 31, 1994) and a working capital ratio of 2.4 (2.8 at December 31, 1994). Days in accounts receivable decreased from 42.0 days to 41.5 days as a result of improved collection procedures implemented in 1995 and improvements to overcome system conversion inefficiencies which occurred in 1994. Inventory turns declined in 1995 as compared to 1994 principally as a result of the bulk inventory purchased from Intelogic moving slower than the Company's conventionally acquired inventory. In addition, during 1995 the Company added many new OEM lines, each of which required the Company to make some initial investments in inventory. It usually takes approximately two to four months for the sales to develop in those new OEM lines. It is management's intent to increase the inventory turns to optimum levels by focusing on improved inventory management for new and existing OEM lines, but increasing the inventory turns is limited by the need to maintain adequate parts to meet customer requirements.



     The Company currently maintains a revolving bank line of credit which provides for borrowings up to a maximum of $12.0 million, based on a borrowing base of qualified inventory and eligible receivables. The line of credit is used for working capital purposes and matures in December 1997. At March 31, 1996, the Company had approximately $10.9 million in borrowings, leaving $1.1 million available under the line of credit. The Company has initiated discussions with its lender contemplating an increase in its line of credit, as well as improvement in terms and restrictions relating to borrowings thereunder.


     In April 1996, the Company entered into a financing agreement that will allow for the acquisition of up to $1.0 million of capital assets through leasing arrangements. An additional $1.8 million of capital asset financing through leasing arrangements is anticipated to become available to the Company during the second quarter of 1996.

     The Company made capital expenditures of $4.8 million during 1995, approximately $2.3 million of which was for improvements to its management information systems, related computer equipment and enhancements to its high capacity computer telephony integrated system ("CTI"), $1.7 million for furniture and fixtures, and $742,000 for leasehold improvements in the Company's new corporate headquarters and its new distribution facility. The Company made capital expenditures of $729,000 during the first quarter of 1996 largely for warehouse equipment and information systems. In the second quarter of 1996 the Company intends to refinance approximately $425,000 of the $729,000 of expenditures using a capital lease through the lease financing arrangement entered into in April. The Company anticipates capital expenditures for the remainder of 1996 of approximately $2.8 million, including non-cash capital expenditures of approximately $1.8 million for assets acquired through leases. These capital expenditures will be primarily for a new enhanced CTI telephone system and continued improvements and modification to the Company's information systems. The Company believes these expenditures are required to support and manage future growth of its business.

     The Company believes that its balances of cash and cash equivalents and its long-term borrowing capability, together with the proceeds of this offering and equipment financing related to capital expenditures for the purchase of equipment, will be sufficient to meet its 1996 working capital and capital expenditure requirements.

                                    BUSINESS


     PCSS is the leading provider of service logistics to the PC hardware repair industry. These service logistics include sourcing and distributing spare parts, inventory management, warranty claims processing, parts remanufacturing and related functions. PCSS is the largest independent distributor of parts used in the repair of PCs in North America, distributing over 150,000 different parts to approximately 20,000 Service Providers. The Company currently maintains in its inventory over 15,000 different parts. Such parts include printer parts, logic boards, controllers, disk drives, monitors, memory boards, cables and related hardware. PCSS has established vendor relationships with over 25 leading OEMs, including AST, Canon, Compaq, Hewlett-Packard and IBM. To complement its distribution operations, PCSS seeks to supply additional value-added services to OEMs to allow OEMs to completely outsource their service logistics functions.



     Dataquest estimates that the market for independent multi-vendor hardware maintenance in the United States will grow from $5.0 billion in 1995 to $7.7 billion in 1999, representing a compound annual growth rate of 11.2%. Dataquest further estimates the market for Service Logistics Companies in the United States will grow from $1.2 billion in 1995 to $1.9 billion in 1999, representing a compound annual growth rate of 13.0%. The expected growth rate of Service Logistics Companies is higher because both OEMs and Service Providers are relying increasingly on Service Logistics Companies, such as PCSS, to outsource their inventory management, order processing, warranty claims processing, parts remanufacturing and other service logistics functions on new PCs and the installed base of PC products. The Company believes that it will benefit from the growth in both of these markets.



     The foundation of the Company's service logistics is its ability to provide accurate, efficient and rapid delivery of repair parts to its customers. In January 1996, PCSS opened a 155,200 square foot automated distribution facility at the Alliance Airport located in the Dallas/Fort Worth Metroplex to enhance its parts distribution capabilities.



     PCSS offers a wide range of service logistics to Service Providers and OEMs to meet their particular needs. These service logistics include inventory management, parts sales and sourcing, warranty claims administration, exchanged parts remanufacturing administration, vendor returns, management reporting, and inventory liquidation and consignment. Under alliance arrangements with Service Providers, PCSS not only effectively and efficiently performs many of these functions for the Service Providers, but also becomes the primary source of specified parts. The Service Provider benefits from this alliance with the Company because these value added services decrease the Service Provider's inventory carrying costs, improves customer service and responsiveness, and permits the Service Provider to devote less of its capital to these business functions. The Company has entered into service provider alliances with Ameridata, CompUSA and XLConnect.



     PCSS also has leveraged its logistics services capabilities and strong vendor relationships to establish outsourcing arrangements with OEMs. Under the terms of an OEM outsourcing arrangement, the OEM may direct authorized service providers, customers and dealers to the Company for some or all of the OEM's warranty and non-warranty parts business. PCSS believes that OEMs find this type of arrangement beneficial because, by reducing infrastructure needs, it reduces the amount of capital committed by the OEM to the non-core segments of its business, as well as improves the service levels of the OEM's products in the market. The Company has entered into OEM outsourcing arrangements with AST, Compaq, Exabyte, NEC and Packard Bell.



     PCSS believes an important factor in an OEM's decision to outsource its service logistics functions is the extent to which such an arrangement relieves the OEM of functions outside of the OEM's core competencies. These service and warranty logistics areas often include remanufacturing activities. To support this function, PCSS commenced its own remanufacturing operations through Cyclix during 1995. The principal business objective of Cyclix is to outsource the remanufacturing and component level repair operations of OEMs. PCSS believes its remanufacturing capabilities through Cyclix are an important aspect of the full range of value-added services which it offers to OEMs in an effort to outsource larger functions of the OEM's service and warranty logistics functions.

INDUSTRY


     The demand for logistics services in the computer industry represents a significant and growing market opportunity. Dataquest estimates there to be over 72 million PCs and 66 million printers installed in the United States. Dataquest estimates that by 1999 there will be over 122 million PCs and 88 million printers in the United States, and 350 million PCs worldwide. As the number of PCs increase, the need for repairs and replacement parts increases as well. PCSS believes the PC spare parts industry is not primarily dependent on the level or type of computer hardware sales in a particular year, but also depends on the installed base of equipment. As a result, the need for any particular PC spare part will often continue for an extended period of time, even after the OEM discontinues manufacturing that particular PC or peripheral.



     The Company believes OEMs and Service Providers are increasingly utilizing the expertise of third parties to manage their service logistics functions. Dataquest estimates that OEMs spend approximately 3.5% of gross revenues providing warranty services and support to its customers. As the benefits of outsourcing parts logistics functions to third parties becomes more apparent, the Company believes the utilization of Service Logistics Companies, such as PCSS, will increase significantly. The Company also believes this supply market will consolidate rapidly as OEMs and Service Providers continue to seek service logistics outsourcing arrangements, and as access to financial resources and economies of scale become more critical.



     Service Providers include (i) independent service organizations, (ii) OEM service organizations and (iii) PC resellers. Service Providers purchase replacement parts for the service and repair of PCs and peripherals. These parts may be purchased directly from the OEM or from any of the hundreds of independent distributors, the largest of which is PCSS. The Company believes the role of a distributor of computer spare parts and peripherals generally has increased in importance in recent years as an increasing number of OEMs choose to sell their products through distributors, rather than through Service Providers, resellers or dealers directly. This trend is occurring primarily because of the OEM's high costs of warehousing, inventory management, financing and distribution associated with dealing directly with numerous Service Providers. The Company also believes independent distributors, such as PCSS, serve as an important link between OEMs and Service Providers, by offering a more cost effective method of mass-distribution of small product orders than presently provided by OEMs.


BUSINESS STRATEGY


     As the largest independent distributor of parts used in the repair of PCs in the United States, the Company believes it has positioned itself to be the distribution hub for spare parts between OEMs and Service Providers. In addition, the Company's knowledge of the service logistics arena and significant investments in establishing a highly automated infrastructure will allow it to provide complete outsourcing capabilities for its Service Provider and OEM customers. The Company seeks to enhance its leadership position and leverage its service logistics capabilities by offering its customers an efficient distribution system and value-added service logistics functions. The key components of this strategy include:


     Focus on Service Provider Alliances to Complement its Core Distribution Business. PCSS seeks to expand its service alliance arrangements with Service Providers. Under those alliances, PCSS becomes the primary parts source for Service Providers. As the Service Provider's vendor of choice, the Company offers a variety of support services, including, parts inventory management, parts sourcing and warranty claims administration. These alliances allow the Company to achieve a more predictable flow of orders for spare parts.

     Expand OEM Service Logistics Outsourcing. As OEMs continue to rationalize their infrastructure and focus on their core competencies, there exists a greater opportunity to enter into outsourcing arrangements outside of the OEM's core competencies. PCSS seeks to leverage its strong vendor relationships and sophisticated services infrastructure to capture additional outsourcing arrangements with OEMs. As several of the Company's OEMs are familiar with its distribution expertise already, PCSS cross-sells its service logistics outsourcing capabilities, such as warranty processing, end-of-life programs and parts remanufacturing to such OEMs. In addition, PCSS seeks to expand the breadth of value-added service logistics functions. Through such OEM arrangements, PCSS is pursuing its goal of becoming the primary supplier of spare parts and services for both in-warranty and out-of-warranty programs offered by OEMs. PCSS believes by offering these service logistics, it can provide the OEMs with a more cost-effective and reliable means of performing these functions.



     Maintain and Enhance Innovative Technology Based Systems. PCSS will continue to develop and use sophisticated information systems to improve efficiency, monitor operations, manage inventory risks, improve customer service, and provide innovative service logistics to OEMs and Service Providers. During the last two years, PCSS has invested $4.7 million in the establishment and enhancement of its innovative technology based systems. These systems include advanced telecommunications, voice response equipment, electronic mail and messaging, automated fax technology, radio frequency scanning and bar-coding, and automated inventory management. The Company also maintains its sophisticated, high capacity CTI for handling and processing orders received through the Company's call center, which is staffed by trained account representatives.


OPERATIONS


     PCSS conducts its parts distribution and processing business principally from its distribution center at the Alliance Airport facility located in the Dallas/Fort Worth Metroplex. Recognizing the immediate demands of its customers, PCSS established a highly automated and integrated order processing and distribution system which allows the Company to provide efficient and accurate delivery of products on a same or next day basis. The Company also has established a system of "work cells" for receiving, recording and warehousing daily supply shipments. All parts are bar coded and tracked throughout the 155,200 square foot facility through radio frequency scanning equipment that is integrated with the Company's computer network. Parts are received daily from OEMs and other suppliers, bar coded, logged into the Company's information system, and shelved in the Company's warehouse for quick access based on real time daily demand.



     In addition, many PC replacement parts are remanufactured from returned goods in need of repair. For example, a part may no longer work because one of its many components is defective. When a Service Provider purchases a replacement for a defective part, the defective part ("core") may often be returned for credit. The core may then be repaired and resold as a remanufactured part. Service Providers often prefer lower cost remanufactured parts because they have performance specifications equivalent to newly manufactured parts. This aspect of the PC parts business requires that the Company distribute new or remanufactured parts to its customers, collect broken but repairable parts, and then administer the remanufacturing of those parts for resale. Therefore, unlike many distribution businesses, products flow to and from the Company and its customers, and to and from its suppliers. In addition to new parts being received and shelved daily, cores are also received daily from customers, sorted and distributed to the Company's remanufacturing subcontractors, including Cyclix. Following the return of a remanufactured core, it is bar coded and placed in inventory.



     Service Providers can make purchases 24 hours a day 365 days a year by credit card, cash on delivery, or, for approved accounts, by open account. Service Providers typically call an account representative, toll-free (1-800-PCParts) to place orders for same or next day delivery. Utilizing its high capacity CTI system, the Company's call center automatically routes customer calls to the appropriate account representative. Each account representative has a work station that provides access to the Company's information system, through which the account representative may retrieve detailed information about accounts, products, inventory, shipping and the status of all orders. Through the information system's imaging and direct fax capabilities, the account representative may access exploded-view diagrams of a substantial majority of parts in inventory from the account representative's work station and fax the image to the Service Provider to confirm the identification of the ordered part. Once the order is placed, the account representative immediately transmits the order to the distribution center where the part is picked, packed and shipped in accordance with the Service Provider's instruction, usually the same day the order is placed. In 1995, the Company's integrated processing and delivery system achieved a 99.5% accuracy rate on all orders.



     The Company offers a full complement of PC spare and replacement parts, distributing over 150,000 different PC parts, of which it maintains approximately 15,000 in its inventory, from over 25 leading OEMs, such as AST, Canon, Compaq, Epson, Exabyte, Hewlett-Packard, IBM, NEC, Okidata, Packard Bell,

Lexmark and Toshiba. These parts include printer parts, logic boards, controllers, disk drives, monitors, memory boards, cables, and related hardware.

SERVICES


     The Company offers a wide range of value-added service logistics to Service Providers and OEMs. These services capabilities in combination with the Company's core distribution expertise allow PCSS to become the spare parts department for its customers. PCSS offers these service logistics in two formats, Service Provider alliances and OEM outsourcing arrangements, each based on the demands of its customers. In 1995, Service Provider alliances and OEM outsourcing arrangements generated $9.6 million and $7.0 million of the Company's total revenues, respectively.



     Service Provider Alliances. Typically, a substantial portion of a Service Provider's cost structure is attributable to parts inventory ownership and logistics management for these materials. The Company offers a range of services directed at minimizing this cost burden of the Service Provider. These support services include inventory management, parts sourcing, warranty claims administration, vendor returns, management reporting and inventory liquidation and consignment. Because this type of support generally requires a high level of process integration between the Service Provider and the Company, the Company seeks to provide these services through long term alliances. Under these arrangements, the Company becomes the primary source of specified parts for the Service Provider. The Service Provider benefits from this alliance with the Company because these value-added services decrease the Service Provider's inventory carrying costs, improve service, and permits the Service Provider to devote less of its capital to these business functions.



     The Company has entered into Service Provider alliances with Ameridata, CompUSA and XLConnect. Some of the Service Provider alliances are currently the subject of long-term supply agreements and others may be terminated by either party at any time. The Company, however, enters into Service Provider alliances with the expectation that these arrangements will lead to long-term relationships or contracts with those parties.



     OEM Logistics Outsourcing. Dataquest estimates that OEMs spend approximately 3.5% of gross revenues providing warranty services and support to its customers. As a result, PCSS seeks arrangements with OEMs of PCs to handle all or a defined portion of these parts distribution and warranty processing functions. Under the terms of such an OEM outsourcing arrangement, the OEM directs some or all of its customers and dealers to the Company for some or all of the OEM's warranty and non-warranty parts business. PCSS believes these arrangements benefit OEMs by reducing infrastructure needs, reducing the amount of capital committed by the OEM to the non-core segments of its business, and improving customer service and responsiveness. The Company believes that as a specialist in managing the key business functions associated with parts distribution, which includes its expertise in two-way distribution logistics, the Company is able to provide parts and related service logistics at lower costs than manufacturers themselves can provide such services.



     In 1994, the Company entered into arrangements with Compaq to provide warranty administration processing for a portion of Compaq's network of value-added resellers and national dealers. In January 1996, the Company and Compaq expanded an arrangement pursuant to which all calls received by Compaq for replacement parts from non-authorized Service Providers and end-users are routed via a dedicated T-1 line directly to the Company's call center for handling and order processing. The Company has also entered into an arrangement with AST to supply spare parts order fulfillment services for all AST non-warranty service parts. Other OEMs with which the Company entered into arrangements for handling limited functions for the OEM include Exabyte, NEC and Packard Bell. These arrangements may be terminated by either party at any time, but the Company has entered into them with the expectation that these arrangements will lead to long-term relationships or contracts with these parties.


     In order to expand the Company's service offerings to its OEM customers, PCSS in July 1995 established Cyclix, a provider of parts remanufacturing outsourcing services. Remanufacturing involves the component level repair of defective parts returned by Service Providers subsequent to a field replacement performed for their customers, as well as upgrading the parts to the most recent technical specification set by the OEM. Cyclix has entered into remanufacturing arrangements with AST for the repair of AST main logic boards. In addition, Cyclix has entered into remanufacturing arrangements with Radius for the repair of Radius monitors and other various computers parts. Cyclix also remanufactures PC equipment for large corporate end users. These arrangements may be terminated by either party at any time, but the Company expects that these arrangements will lead to long-term relationships or contracts with those parties. PCSS believes that its remanufacturing capabilities through Cyclix are an important aspect of the full range of value added services it will offer to OEMs in an effort to outsource larger functions of the OEM's service and warranty logistics functions.


MANAGEMENT INFORMATION SYSTEMS

     The Company maintains sophisticated information systems to improve efficiency, process orders, monitor operations, manage inventory risks, offer faster and higher levels of service, and provide innovative service logistics to OEMs and Service Providers. These on-line systems provide management with information concerning sales, inventory levels, customer payments and other operations which are essential for the Company to operate efficiently and to enable it to offer additional services. The Company has invested in advanced telecommunications, voice response equipment, electronic mail and messaging, automated fax technology, radio frequency scanning and bar-coding and automated inventory management.


     The Company maintains a sophisticated call center utilizing an Aspect switch, which is integrated with the Company's information system. The Unix based information system operates on Hewlett-Packard 9000 T-500 machines running an Informix database program customized to the Company's requirements. The CTI system is an essential element of the call center's operation, automatically routing customer calls to the appropriate account representative and, together with the information system, monitoring information which is used by management to improve efficiency and customer services. The Company compiles and analyzes data on, among other things, the amount of time a customer waits until the customer's call is answered, the accuracy of information conveyed by account representatives, the number of lost sales due to unavailability of parts, inventory levels, as well as the status of any particular shipment. During 1995 the call center handled approximately 1,250,000 calls, allowing PCSS to ship approximately 450,000 packages. Each account representative has a work station that provides access to the Company's information system, through which the account representative may retrieve detailed information about customers, products, inventory, shipping and the status of all orders. Through the information system's imaging and direct fax capabilities, the account representative may access exploded-view diagrams of a substantial majority of parts in inventory from the account representative's work station and fax the image to the customer to confirm the identification of the ordered part.


     PCSS has also developed capabilities which allow pre-approved customers to place orders electronically, reducing the order processing costs for both the Company and the customer. The Company believes that this capability will increasingly become required by many customers and some suppliers and, accordingly, the Company will continue to invest in enhancing those capabilities.

SALES AND MARKETING


     The Company views service spare parts distribution as a value-added service business. As such, sustaining the growth of the Company is dependent upon building and maintaining relationships and loyalties with Service Providers as well as OEMs. The Company maintains a Service Provider sales force. Each field sales representative is located in a major metropolitan area and works as a team with inside sales representatives to cover a designated geographical territory. Major account managers are assigned to maintain relationships with the Company's largest national accounts and are assigned territories based on the customer's market segment. The Company also has a separate sales force focusing on OEM outsourcing arrangements. The Company's sales representatives visit major OEMs, Service Providers and attend various trade shows.



     The Company regularly advertises its parts and services in recognized trade magazines, publishes a bi-monthly customer newsletter, a quarterly product catalogue, and makes direct mailings to potential customers. Customers rely upon the Company's product catalogs, newsletter and frequent mailings as a source for product information, including prices. In addition, the Company maintains a presence on the world-wide web

(www.pcservice.com). The Company has applied for registration of its PC SERVICESOURCE(SM) and design service mark and its THE RIGHT PARTS RIGHT NOW(SM) and design service mark. The Company also conducts customer satisfaction surveys and purchases market research data to maintain continuous insight into marketplace trends and requirements.

     The Company provides comprehensive training to its sales and account representatives regarding technical characteristics of products and the Company's policies and procedures. Each new account representative attends a four-week course given by the Company. In addition, the Company's ongoing training program for sales and account representatives is supplemented by product seminars offered by OEMs.

CUSTOMERS AND SUPPLIERS


     PCSS sells parts to customers throughout the United States, Canada, and in Latin America, as well as in other countries. In 1995, international sales accounted for approximately 7% of the Company's net revenues. In 1995, no customer of the Company accounted individually for more than 10% of the Company's net revenues. The Company sells a variety of parts to approximately 20,000 Service Providers, including CompUSA, Decision One, IBM (MVAS), Tandy Services and Vanstar. In addition, the Company has entered into Service Provider alliances with Ameridata and XLConnect. PCSS also entered into outsourcing arrangements with OEMs, such as AST, Compaq, Exabyte, NEC and Packard Bell to outsource various service logistics functions. See "Business -- Services." These arrangements with Service Providers and OEMs may generally be terminated by either party at any time, but the Company has entered into them with the expectation that these arrangements will lead to long-term relationships or contracts with these parties. The Company also sells parts to CompuCom, the owner of more than 5% of the Company's Common Stock prior to the completion of the offering, on the same terms as sales to independent parties. See "Certain Transactions."



     The Company depends on numerous suppliers (including over 25 leading OEMs) to provide the Company with the parts it sells. During 1995, the sale of Canon, Hewlett-Packard and AST parts accounted for approximately 23%, 15% and 11%, respectively, of the Company's total net revenues. No other supplier provided parts accounting for more than 10% of the Company's net revenues. In fiscal 1995, the Company also purchased parts from CompuCom on the same terms as it purchases parts from independent parties. See "Certain Transactions." There are generally no long-term supply agreements governing the Company's relationships with its major suppliers. The Company's primary supply arrangements are thus subject to termination or curtailment at any time, with little or no advance notice. Although management expects no such loss to occur, the refusal or inability of any major manufacturer to ship to the Company, or an increase in prices charged to the Company as compared to the prices charged by such manufacturers to service providers, could have a material adverse effect on the Company's business, financial condition and results of operation. See "Risk Factors -- Dependence on Key Suppliers."


COMPETITION


     The Company is the leading provider of service logistics to the PC repair and maintenance industry. These service logistics include distribution and sourcing of spare parts, inventory management, warranty claims, parts remanufacturing and related functions. Based on industry sources, including Dataquest's 1994 industry analysis and updates performed by the Company and Dataquest since that time, the Company is the largest independent distributor of parts used in the repair of PCs in North America, distributing over 150,000 (of which it maintains 15,000 in its inventory) different parts for PCs to approximately 20,000 service and maintenance providers.


     The market for the Company's products is large but fragmented. Competition in the industry is widespread and comes from other independent distributors (including various small independents) that are not affiliated with an OEM, as well as from the OEMs themselves. When OEMs act as distributors, they typically distribute only their own products. Independent distributors typically distribute a variety of manufacturers' parts. Among the Company's major independent competitors are Aurora Electronics, The

Cerplex Group, Parts Now, National Parts Depot and Service Electronics. Certain of these competitors, such as the OEMs, are large and have substantially greater financial and other resources than the Company.


     The Company believes that its growth is attributable to its ability to consistently supply needed parts on demand, with rapid delivery, and at competitive prices. Management believes that these competitive factors will continue to govern customer decisions in the foreseeable future. See "Risk Factors -- Competition."


EMPLOYEES


     As of May 1, 1996, the Company had 403 full time employees, of which 84 were in administration, 156 were in sales, 112 were in warehouse services and 51 were engineers or technicians. The Company is not party to any collective bargaining agreement and believes relations with its employees are good.


GOVERNMENT REGULATION


     The Company is subject to various federal, state and local laws and regulations relating to worker safety and health, environmental regulations and other matters applicable to businesses in general. The Company does not believe that these regulations as currently in effect have a material effect on its business.


PROPERTIES


     All of the Company's properties are located within the Dallas/Fort Worth Metroplex area. In February 1995, the Company entered into a 10-year office lease that commenced on June 1, 1995, for 63,500 square feet in Dallas, Texas. This leased space houses the Company's corporate offices, account representatives and information systems. The Company has the option to terminate the lease during the fifth year of the lease and the option to renew the lease for an additional 5-year term.


     In May 1995, the Company entered into a 10-year build-to-suit lease that commenced on December 18, 1995, for a 155,200 square foot distribution center near the Alliance Airport, out of which orders are received, processed and shipped. The Company has a build-to-suit lease option for an additional 100,000 square feet at that location.

     During 1995 the Company also entered into a 3-year lease that commenced on March 1, 1995, for a 51,500 square foot facility in Dallas, Texas to be used for the remanufacturing operations of Cyclix. The Company has the option to renew the lease for an additional 3-year term.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information concerning the executive offices and directors of the Company as of May 24, 1996.



               NAME              AGE                         POSITION
    ---------------------------  ---     -------------------------------------------------
    Avery More.................  41      Chairman of the Board and Chief Financial Officer
    Mark T. Hilz...............  37      Director, President and Chief Executive Officer
    Philip W. Wise.............  42      Director, President and Chief Executive Officer
                                         of Cyclix Engineering Corporation
    James N. Contardi..........  33      Vice President, Sales and Marketing
    Danny T. Hendrix...........  41      Vice President, Operations
    Bernard W. Rohde...........  37      Vice President, Finance, Chief Accounting Officer
                                         and Secretary
    Robert S. Leff.............  49      Director
    James Ounsworth............  53      Director
    Edward C. Raymund..........  67      Director
    Morti Tenenhaus............  41      Director
    Jay Haft...................  60      Director


     AVERY MORE is Chairman of the Board and Chief Financial Officer of the Company. Mr. More is a Class III director whose term expires in 1998. He is a member of PCSS's Executive Committee and Stock Option Committee. Mr. More was formerly President and Chief Executive Officer of CompuCom from 1989 to 1993 and a member of the CompuCom Board of Directors from 1989 to 1994. From 1984 to 1988, he served as a member of the Board of Directors and Executive Vice President of ComputerCraft Corporation. Mr. More also serves as managing partner of Eureka Ventures and President of Rosetta Stone Corporation, both of which are engaged in merchant banking and venture capital activities in the computer industry. See "Certain Transactions." Mr. More became a PCSS director and Chairman of the Board in 1990.

     MARK T. HILZ is a director and President and Chief Executive Officer of the Company. Mr. Hilz is a Class III director whose term expires in 1998. He is a member of PCSS's Executive Committee. Mr. Hilz has served as an executive officer of the Company from its inception and was appointed to his present position in 1991. Mr. Hilz became a PCSS director in 1990. From 1988 to 1989, Mr. Hilz served as Regional Manager of Robec Distributors, a national distributor of computer products. Mr. Hilz was President of Hilz Computer Products from 1983 to 1988.

     PHILIP W. WISE is a director of the Company and the President and Chief Executive Officer of Cyclix. Mr. Wise is a Class I director whose term expires in 1999. Prior to joining Cyclix, he was an industry consultant from 1994 to 1995, Executive Vice President of CompuCom from 1993 to 1994, and Senior Vice President of CompuCom from 1991 to 1993. Mr. Wise became a PCSS director in 1990.

     JAMES N. CONTARDI is Vice President, Sales and Marketing of the Company. Prior to joining the Company, Mr. Contardi held several sales and marketing positions with IBM Corporation from 1985 to 1994.

     DANNY T. HENDRIX is Vice President, Operations of the Company. Prior to joining the Company, Mr. Hendrix was director and acting general manager of service operations for AST Computer from 1994 to 1995, and director of service operations for Dell Computer from 1987 to 1994.

     BERNARD W. ROHDE is Vice President, Finance, Chief Accounting Officer and Secretary of the Company. Prior to joining the Company, Mr. Rohde was Controller and Chief Accounting Officer of Source, Inc. from 1994 to 1995, and Controller of Source, Inc., from 1990 to 1994.

     ROBERT S. LEFF is a director of the Company, co-founder of Merisel, Inc., and a strategic consultant to companies in the computer industry. Mr. Leff is a Class II director whose term expires in 1997. He is a member of PCSS's Audit Committee and Compensation Committee. Mr. Leff became a PCSS director in 1994.

     JAMES OUNSWORTH is a director of the Company and Senior Vice President and General Counsel of Safeguard Scientifics, Inc. Mr. Ounsworth is a Class I director whose term expires in 1996, and has been renominated for election as a Class II director at the 1996 annual meeting of stockholders, with a term expiring in 1997. Prior to joining Safeguard Scientifics, Inc., Mr. Ounsworth was a partner in the law firm of Pepper, Hamilton & Sheetz from 1983 to 1991. Mr. Ounsworth was elected pursuant to a voting agreement between Mr. More and CompuCom. See "Certain Transactions."

     EDWARD C. RAYMUND is a director of the Company and a director of Tech Data Corporation and Vision Electronics. Mr. Raymund is a Class I director whose term expires in 1999. He is a member of the PCSS's Audit Committee and Compensation Committee. From 1972 until his retirement in 1994, Mr. Raymund was the Chief Executive Officer of Tech Data Corporation, a distributor of computers, peripherals, software and networks. Mr. Raymund became a PCSS director in 1994.

     MORTI TENENHAUS is a director of the Company and Executive Vice President of Rosetta Stone Corporation, as well as President and Chief Executive Officer of TeKnowlogy, Inc. Mr. Tenenhaus is a Class II director whose term expires in 1997. He is a member of PCSS's Executive Committee, Compensation Committee and Stock Option Committee. Prior to serving in his current capacities, Mr. Tenenhaus was Senior Vice President of System Integration and Service for CompuCom from 1989 to 1993. From 1984 to 1988, he served as the Director of National Accounts for ComputerCraft Corporation. Mr. Tenenhaus became a PCSS director in 1990.


     JAY HAFT is a director of the Company and a strategic consultant to growth stage companies, managing general partner of Venture Capital Associates, Ltd., and GenAm "1" Venture Fund, and of counsel to the law firm of Parker Duryee Rosoff & Haft. Mr. Haft was a senior partner in that law firm from 1989-1995. Mr. Haft is a Class I director whose term expires in 1999. He is Chairman of the Board of Noise Cancellation Technologies, Inc., Extech Inc. and Healthcare Acquisition Corp., and is a director of Robotic Vision Systems, Inc., CAS Medical Systems, Viragen, Inc. and Nova Technologies, Inc.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation earned by the Company's Chief Executive Officer and its six other most highly compensated executive officers (the "Named Officers") whose compensation exceeded $100,000 in 1995 for services rendered in all capacities to the Company during the years ended December 31, 1995, 1994, and 1993.

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                         ------------
                                                                          SECURITIES
                                                  ANNUAL COMPENSATION     UNDERLYING      ALL OTHER
                                                  -------------------      OPTIONS/      COMPENSATION
      NAME AND PRINCIPAL POSITIONS        YEAR     SALARY      BONUS         SARS            (A)
- ----------------------------------------  ----    --------    -------    ------------    ------------
Avery More..............................  1995    $144,000         --            --         $5,760
  Chairman of the Board and               1994          --         --            --             --
  Chief Financial Officer                 1993          --         --            --             --
Mark T. Hilz............................  1995     129,577         --            --          6,157
  President and                           1994     108,780    $86,400       100,000          5,510
  Chief Executive Officer                 1993      93,804     57,960       120,000             --
James N. Contardi(B)....................  1995      94,712         --            --          4,643
  Vice President,                         1994      41,538     21,370        25,000            862
  Sales and Marketing                     1993          --         --            --             --
Danny T. Hendrix(B).....................  1995      24,327         --        20,000             --
  Vice President,                         1994          --         --            --             --
  Operations                              1993          --         --            --             --
Philip Wise(B)..........................  1995      72,115         --            --         91,615
  President and Chief Executive Officer,  1994          --         --        25,000             --
  Cyclix Engineering Corp.                1993          --         --            --             --
Brian R. Ervine(C)......................  1995      96,635         --            --          5,515
  Former Chief Financial                  1994      80,000     41,250        45,000          3,400
  Officer and Vice President,             1993          --         --            --             --
  Finance
Michael P. Montgomery(C)................  1995     104,808         --            --          6,352
  Former Senior Vice                      1994      90,630     54,000        40,000          4,384
  President, Operations                   1993      72,834     37,950        80,000             --

- ---------------

(A) Represents amounts paid by the Company to each executive officer's account under the Company's 401(k) plan. Other compensation for Mr. Wise in 1995 included $90,000 of consulting fees paid prior to his becoming an employee of the Company. See "Certain Transactions."

(B) Mr. Contardi's employment with the Company commenced in June 1994. The employment of Messrs. Hendrix and Wise commenced in October 1995 and July 1995, respectively.

(C) In August 1995, Mr. Ervine resigned as Chief Financial Officer and Vice President, Finance of PCSS and Mr. Montgomery resigned as Senior Vice President, Operations of PCSS.

STOCK OPTION PLAN


     Pursuant to the Company's 1992 Stock Option Plan, as amended (the "Stock Option Plan"), incentive and nonstatutory options may be granted to eligible individuals for the purchase of an aggregate of up to 1,000,000 shares of Common Stock, of which options to acquire 533,500 shares are outstanding and 291,500 are available for future issuance. Eligible individuals include key employees and non-employee directors of the Company and certain individuals and entities who are not employees or directors of the Company. The Stock Option Plan is administered by the Stock Option Committee of the Board, which determines, in its discretion, the number of shares subject to each incentive and nonstatutory option granted and the related purchase price and option period. The Stock Option Committee consists of Mr. More and Mr. Tenenhaus, both of whom are disinterested directors with respect to the Stock Option Plan.

     The Stock Option Plan requires that the exercise price for each incentive stock option must not be less than the greater of (a) the par value per share of the Common Stock or (b) 100% of the fair market value per share of the Common Stock at the time the option is granted. The Stock Option Plan requires that the exercise price for each nonstatutory stock option must not be less than the fair market value per share of the Common Stock at the time the option is granted. No incentive stock option, however, may be granted to an employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company unless the option price is at least 110% of the fair market value of the Common Stock at the date of grant and the option period is not more than five years from the date of grant. No employee may be granted incentive stock options that first become exercisable during a calendar year to purchase Common Stock, or stock of any affiliate (or a predecessor of the Company or an affiliate), with an aggregate fair market value (determined as of the date of grant of each option) in excess of $100,000. An incentive stock option counts against the annual limitation only in the year it first becomes exercisable. Incentive stock options may be granted only to employees of the Company.

     The option period may not be more than ten years from the date the option is granted. Options may be exercised in annual installments as specified by the Stock Option Committee. All installments that become exercisable are cumulative and may be exercised at any time after they become exercisable until the option expires. Options are not assignable or transferable other than by will or the laws of descent and distribution.


     Full payment for shares purchased upon exercise of an option must be made at the time of exercise. No shares may be issued until full payment is made. The Stock Option Plan provides that an option agreement may permit an optionee to tender previously owned shares of Common Stock in partial or full payment for shares to be purchased on exercising an option. Unless sooner terminated by action of the Board, the Stock Option Plan will terminate in August 2002. Subject to certain exceptions, the Stock Option Plan may be amended, altered or discontinued by the Board without stockholder approval.


     The Board has retained the right to amend or terminate the Stock Option Plan as it deems advisable. However, no amendment shall be made to increase the number of shares of stock which may be optioned under the Stock Option Plan, change the class of executive officers and other key employees eligible under the Stock Option Plan or materially increases the benefits which may accrue to participants under the Stock Option Plan without submitting such amendments to shareholders for approval. In addition, no amendments to, or termination of, the Stock Option Plan shall impair the rights of any individual under options previously granted without such individual's consent.

OPTION GRANTS IN 1995 TO THE COMPANY'S EXECUTIVE OFFICERS

     The following table provides information regarding the stock options granted by the Company to Named Officers in 1995.

                               1995 OPTION GRANTS

                                                           INDIVIDUAL GRANTS
                            -------------------------------------------------------------------------------
                                                                                      POTENTIAL REALIZABLE
                                                                                              VALUE
                                                                                        AT ASSUMED ANNUAL
                                                                                              RATES
                             NUMBER OF     PERCENT OF                                    OF STOCK PRICE
                            SECURITIES       TOTAL                                      APPRECIATION FOR
                            UNDERLYING      OPTIONS      EXERCISE OF                     OPTION TERM(A)
                            OPTION/SARS    GRANTED TO    BASE PRICE     EXPIRATION    ---------------------
           NAME             GRANTED(#)     EMPLOYEES       ($/SH)          DATE        5%($)        10%($)
- --------------------------  -----------    ----------    -----------    ----------    -------       -------
Avery More................         --           --             --               --         --            --
Mark T. Hilz..............         --           --             --               --         --            --
James N. Contardi.........         --           --             --               --         --            --
Danny T. Hendrix..........     20,000(B)      11.4%          9.00         10/19/05    105,250       273,250
Philip Wise...............         --           --             --               --         --            --

- ---------------


(A) The potential realizable values set forth under these columns result from calculations assuming 5% and 10% growth rates as set by the Securities and Exchange Commission (the "Commission") and are not intended to forecast future price appreciation of the Company's Common Stock. The amounts reflect potential future value based upon growth at these prescribed rates. The Company did not use an alternative formula for a grant date valuation, an approach which would state gains at present, and therefore lower, value. The Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. Actual gains, if any, on stock options exercises are dependent on the future performances of the Company's Common Stock. There can be no assurance that the amounts reflected in this table will be achieved.


(B) 4,000 of these options will become exercisable on September 5, 1996, 1997, 1998, 1999 and 2000, respectively.

AGGREGATE OPTION EXERCISES IN 1995 BY THE COMPANY'S EXECUTIVE OFFICERS

     The following table provides information as to options exercised, if any, by each of the Named Officers in 1995 and the value of options held by those officers at year-end measured in terms of the last reported sale price for the shares of the Company's Common Stock on December 31, 1995 ($9.00 as reported by the Nasdaq National Market).

                AGGREGATED OPTION EXERCISES IN 1995 AND YEAR-END
                                 OPTION VALUES

                                                                                         VALUE OF UNEXERCISED
                                                              NUMBER OF                      IN-THE-MONEY
                                                        SECURITIES UNDERLYING                 OPTIONS AT
                                                         UNEXERCISED OPTIONS              DECEMBER 31, 1995
                            SHARES                       AT DECEMBER 31, 1995                    (A)
                          ACQUIRED ON     VALUE      ----------------------------    ----------------------------
          NAME             EXERCISE      REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- ------------------------  -----------    --------    -----------    -------------    -----------    -------------
Avery More..............         --            --           --              --               --              --
Mark T. Hilz............         --            --      128,000         152,000        $ 849,000       $ 486,000
James N. Contardi.......         --            --        5,000          20,000               --              --
Danny T. Hendrix........         --            --           --          20,000               --              --
Philip Wise.............         --            --       25,000              --               --
Brian R. Ervine(B)......         --            --       29,000          16,000          168,750              --
Michael P. Montgomery(B)     58,371      $437,524        8,000          32,000               --              --

- ---------------

(A) Market value of shares covered by in-the-money options on December 31, 1995, less option exercise price. Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price.

(B) In August 1995, Mr. Ervine resigned as Chief Financial Officer and Vice President, Finance of PCSS and Mr. Montgomery resigned as Senior Vice President, Operations of PCSS.

EMPLOYEE STOCK PURCHASE PLAN


     The Company has adopted the 1996 Employee Stock Purchase Plan (the "Employee Stock Plan"), covering 100,000 shares of the Company's Common Stock. The purpose of the Employee Stock Plan is to provide employees of the Company and its subsidiaries an opportunity to acquire a proprietary interest in the Company through the purchase of shares of Common Stock at a discount. The Employee Stock Plan is designed to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended.



     Pursuant to the Employee Stock Plan, the Company will, from time to time, offer to all eligible employees the right to purchase Common Stock at a discount from the then market value of that stock. All full-time employees of the Company (as defined in the Employee Stock Plan) and its subsidiaries are eligible to participate in the Employee Stock Plan, except that employees who are on the Board are not eligible. As of May 15, 1996, approximately 295 employees were eligible to participate in the Employee Stock Plan. The Employee Stock Plan is administered by the Stock Option Committee. The interpretation and construction of the Employee Stock Plan and the adoption of rules and regulations for administering the Employee Stock Plan are made by the Stock Option Committee.



     At such times as the Stock Option Committee determines, the Company will offer eligible employees the right to purchase Common Stock. Each offer of stock shall be made for a specific period, normally one year (a "Stock Purchase Period"), beginning on a "Commencement Date" and ending on a "Termination Date." The Stock Option Committee will determine the price at which stock will be sold during the Stock Purchase Period, which may be at a discount of up to 15% off the market price of the stock on the Commencement Date. Common Stock purchased under the Employee Stock Plan must be held until the later of (i) one year after the Common Stock is issued to the employee or (ii) two years after the Commencement Date on which the Company offered the Common Stock to the employee. The number of shares granted under the Employee Stock Plan to eligible employees will be pursuant to a formula applied to such employees' base pay. The formula variables will be determined by the Stock Option Committee. Each employee elects how many, if any, of those shares are desired to be purchased. The Company withholds the purchase price of such number of shares from the employee's paychecks ratably over the Stock Purchase Period and credits the amounts withheld to accounts in the employees' names.


     No interest is paid on the amounts withheld by the Company. During the Stock Purchase Period, each participant may revoke the purchase decision and withdraw some or all of the amount held in his or her account. Participants also have the right to exercise their rights to buy stock at any time during the Stock Purchase Period. The amount remaining in a participant's account on the Termination Date of a Stock Purchase Period will be used to purchase stock under the Plan.

DIRECTOR COMPENSATION


     The current policy of the Company is to pay each director who is not also an officer or employee of the Company, and who does not beneficially own more than 5% of the shares of Common Stock outstanding, an annual fee of $2,500, plus 500 shares of Common Stock of the Company. There are authorized for issuance and delivery under the Director Compensation Plan an aggregate of 20,000 shares of Common Stock. Under the Director Compensation Plan, eligible directors would receive no additional fees for meetings attended. The shares, whether or not registered for resale under the Securities Act, would be subject to an agreement on the part of the director not to resell such securities for at least two years without the written consent of the Company.


     The purpose of the Director Compensation Plan is to encourage the ownership of Common Stock by the outside directors upon whose judgment and ability the Company depends for its long term growth and development and to provide an effective and economic manner of compensating outside directors. The Director Compensation Plan is intended to promote a close identity of interests among the Company, the outside directors and the stockholders, and to provide a further means to attract and retain outstanding board members.


     The Director Compensation Plan will remain in effect until terminated by the Board. Of the current directors, only Messrs. Leff, Raymond, and Haft will be eligible for receipt of fees and shares under the Director Compensation Plan. The Board has the power to amend, modify or terminate the Director Compensation Plan at any time, except that stockholder approval of an amendment may be required if deemed to be necessary and advisable under the securities, tax or other applicable laws or regulations.


COMPENSATION COMMITTEE INTERLOCKS AND OTHER INSIDER PARTICIPATION


     Messrs. More and Tenenhaus are the owners of 100% of Rosetta Stone. Rosetta Stone is the record holder of 1,661,000 shares of Common Stock. Rosetta Stone also owns a majority of TeKnowlogy, Inc., of which Mr. Tenenhaus is the President. In addition, Mr. Haft is also a director of TeKnowlogy. TeKnowlogy is a private company and does not have a compensation committee.

                              CERTAIN TRANSACTIONS


     In 1993, Avery More, then the President and Chief Executive Officer of CompuCom, advised CompuCom that he desired to resign his position with CompuCom to pursue new and independent businesses. In connection with those pursuits, CompuCom and Mr. More discussed the possibility of CompuCom selling part of its interest in the Company to Mr. More. Mr. More and CompuCom believed that the Company's growth potential was limited by CompuCom's ownership and control of the Company in view of the fact that many of the Company's customers are direct competitors of CompuCom. These discussions led to an agreement between CompuCom and Rosetta Stone, a company owned principally by Mr. More, pursuant to which CompuCom converted a $1,500,000 convertible subordinated note into 2,000,000 shares of Common Stock and received from the Company a warrant to acquire 250,000 shares of Common Stock at an exercise price of $2.25 per share. On January 5, 1994, Rosetta Stone purchased 1,700,000 shares of the Company's Common Stock from CompuCom in exchange for $325,000 in cash and a $3,500,000 promissory note secured by those shares. Rosetta Stone currently has pledged 1,650,000 shares of Common Stock of the Company to secure that note of Rosetta Stone to CompuCom. In connection with the transaction, CompuCom's stock ownership was reduced from 84.27% to 36.33%, excluding the warrant it received in the transaction. In connection with this acquisition, CompuCom agreed for one year to allow the Company's employees to continue to participate in CompuCom's group health benefit plans in exchange for a payment of a specified amount per employee. The agreement with CompuCom provided for an adjustment between CompuCom and the Company based on the actual loss experience as compared to the total amount paid to CompuCom on behalf of the Company's employees.



     In connection with Rosetta Stone's acquisition of the Company's Common Stock from CompuCom, Rosetta Stone agreed to vote its shares in the Company for a single Board nominee selected by CompuCom; that nominee is currently Mr. Ounsworth. The voting agreement originally was to expire when certain debts of Rosetta Stone to CompuCom are paid in full. However, in May 1996, CompuCom and Rosetta Stone agreed the voting agreement was to expire at such time as CompuCom's ownership of PCSS Common Stock falls below 5% of the outstanding Common Stock of PCSS.


     CompuCom is also a customer of the Company. During 1995, CompuCom purchased $735,000 of products from the Company and the Company purchased computer parts and equipment from CompuCom for $5,108,000, in each case on the same terms as sales to independent parties. CompuCom continues to be a customer of the Company and may be a supplier to the Company in the future.


     During 1995 the Company entered into a consulting agreement with Mr. Philip Wise, a director of the Company since 1990 and now the President and Chief Executive Officer of Cyclix, a subsidiary through which the Company commenced its remanufacturing operation. Under the terms of the consulting agreement, Mr. Wise received $15,000 per month from January 1995 through June 1995 for a variety of consulting services, and received options to acquire 25,000 shares of Common Stock at the then market price. Effective July 1, 1995, the consulting agreement was terminated and Mr. Wise became an employee of Cyclix. As part of his at-will employment arrangement and in order to induce him to accept the employment, the Company sold to Mr. Wise 15% of the outstanding common stock of Cyclix at the adjusted book value of the Cyclix common stock as of July 1, 1995, in exchange for a $30,000 five-year promissory note. The note is due and payable in less than five years upon the occurrence of certain events. The Cyclix common stock owned by Mr. Wise may be converted into PCSS Common Stock under certain conditions. The conversion rate is based on the relative performance of Cyclix and PCSS at the time of any such conversion. Also as part of his employment package, Mr. Wise is relocating his residence closer to Cyclix's corporate headquarters and in connection with that relocation, the Company has agreed to guarantee an interim mortgage for up to $450,000 for one year during which time Mr. Wise expects to sell his current residence and relocate to his new residence.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of May 15, 1996, and as adjusted to reflect the sale of shares offered hereby, by (i) each director of the Company who beneficially owns Common Stock and certain of the Company's executive officers,
(ii) all of the Company's directors and executive officers as a group, (iii) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock as of May 15, 1996, and (iv) each stockholder who will sell shares of Common Stock in the offering.



     The number of shares of the Company's Common Stock beneficially owned by each individual set forth below is determined under the rules of the Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power and any shares which an individual presently, or within 60 days, has the right to acquire through the exercise of any stock option or other right. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. Unless otherwise indicated, each individual has sole voting and investment power (or shares such powers with their spouse) with respect to the shares of the Company's Common Stock set forth in the table below.



                                                          BEFORE THE OFFERING                         AFTER THE OFFERING
                                                      ---------------------------    SHARES TO    ---------------------------
                                                         SHARES       PERCENTAGE      BE SOLD        SHARES       PERCENT OF
               OFFICERS, DIRECTORS AND                BENEFICIALLY     OF SHARES      IN THE      BENEFICIALLY      SHARES
                   5% STOCKHOLDERS                       OWNED        OUTSTANDING    OFFERING        OWNED        OUTSTANDING
- ------------------------------------------------------------------    -----------    ---------    ------------    -----------
Avery More (Rosetta Stone)............................   1,661,000(1)     41.2%       120,000       1,491,000(1)      27.0%
Mark T. Hilz..........................................     194,000(2)      4.6%        30,000         164,000(2)       2.9%
Jay Haft..............................................     104,071(1)      2.6%        25,000          79,071(1)       1.4%
More Childrens' Trust.................................     100,000(1)      2.5%        25,000          75,000(1)       1.4%
Robert S. Leff........................................       9,000(3)        *                          9,000(3)         *
James Ounsworth.......................................            (4)   (4)                           (4)           (4)
Edward C. Raymund.....................................      13,000(5)        *                         13,000(5)         *
Morti Tenenhaus.......................................      10,000(6)        *                         10,000(6)         *
Philip Wise...........................................      45,000(7)      1.1%                        45,000(7)         *
James N. Contardi.....................................       5,300(8)        *                          5,300(8)         *
Danny T. Hendrix......................................          --          --                             --           --
Bernard W. Rohde......................................       2,000(9)        *                          2,000(9)         *
All Directors and Executive Officers as a
  Group (11) persons..................................   1,939,300(10)     45.7%                    1,739,300(10)     30.4%
CompuCom Systems, Inc.................................     983,880(11)     23.0%      750,000         191,427          3.5%


- ---------------

  *  Indicates less than 1%.


 (1) The business address of Mr. More is 10000 North Central Expressway, Suite 1460, Dallas, Texas. The shares of Common Stock listed in Mr. More's name are owned by Rosetta Stone, a corporation in which Mr. More is the principal stockholder. See "Certain Transactions." Various parties, including a trust for the benefit of Mr. More's minor children (the "More Childrens' Trust") and Mr. Jay Haft, a director of the Company, have made investments in Rosetta Stone, and in connection therewith have been issued options from Rosetta Stone to acquire stock of other companies in which Rosetta Stone has an interest, including PCSS. If all those options to acquire PCSS Common Stock were exercised, a total of 344,284 shares of PCSS Common Stock would be acquired by those parties from Rosetta Stone. The More Childrens' Trust and Mr. Haft have the right to acquire 100,000 and 103,571 shares, respectively, of PCSS Common Stock at prices set in the options. In connection with the offering, the More Childrens' Trust and Mr. Haft are each selling 25,000 of these options to the underwriters at the closing of the offering at the price to public for the underlying shares, net of the underwriting discount and the per share exercise price. The Underwriters will exercise the options and purchase the underlying Common Stock at the exercise price from Rosetta Stone for sale to the public at the price to public. Accordingly, the shares being sold through the exercise of these options are reflected in the table, with respect to Mr. More, the More Childrens' Trust and Mr. Haft. Mr. Haft's shares include 500 shares which he is entitled to receive under the Company's Director Compensation Plan. See "Underwriting."

 (2) Includes 148,000 shares issuable upon exercise of options which are exercisable at or within 60 days and 3,000 shares held by the minor children of Mr. Hilz as to which he disclaims beneficial ownership. Mr. Hilz intends to exercise 30,000 options and deliver these shares to the underwriters to be sold in this offering.



 (3) Includes 2,000 shares issuable upon exercise of options which are exercisable at or within 60 days and includes 500 shares which Mr. Leff is entitled to receive under the Company's Director Compensation Plan.


 (4) Mr. Ounsworth, as an officer of CompuCom, may be deemed to beneficially own the 983,880 shares held by CompuCom. Mr. Ounsworth disclaims beneficial ownership of those shares.


 (5) Includes 2,000 shares issuable upon exercise of options which are exercisable at or within 60 days, 500 shares which Mr. Raymund is entitled to receive under the Company's Director Compensation Plan and 5,000 shares held by the Raymund Family Partnership (the "Partnership"). Mr. Raymund may be deemed to beneficially own the Partnership's shares because he is the general partner of the Partnership. The shares shown as beneficially owned by Mr. Raymund do not include 500 shares beneficially owned by his wife Patricia Anne Raymund.



 (6) Includes 10,000 shares held by trusts for the benefit of the minor children of Mr. Tenenhaus as to which he disclaims beneficial ownership. Mr. Tenenhaus, as an officer and stockholder of Rosetta Stone, may be deemed to beneficially own the shares of Common Stock listed under Mr. More's holdings and owned of record by Rosetta Stone. Mr. Tenenhaus disclaims beneficial ownership of those shares.


 (7) Includes 25,000 shares issuable upon exercise of options which are exercisable at or within 60 days and 12,000 shares held by the minor children of Mr. Wise as to which he disclaims beneficial ownership.

 (8) Includes 5,000 shares issuable upon exercise of options which are exercisable at or within 60 days.

 (9) Includes 2,000 shares issuable upon exercise of options which are exercisable at or within 60 days.

(10) Includes 206,000 shares issuable upon exercise of options which are exercisable at or within 60 days.


(11) The business address of CompuCom is 10100 N. Central Expressway, Dallas, Texas. CompuCom holds 733,880 shares of the Company's Common Stock and 250,000 shares issuable upon exercise of warrants which are exercisable at or within 60 days.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is a Delaware corporation authorized to issue 20,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of May 22, 1996, there were 60 stockholders of record holding 4,035,469 shares of Common Stock. No shares of Preferred Stock have been issued. Upon consummation of the offering, 5,523,016 shares of Common Stock and no shares of Preferred Stock will be outstanding.


GENERAL


     Holders of Common Stock are subject to a potential pro rata decrease in equity ownership of the Company to the extent that shares of Common Stock or Preferred Stock are issued in the future. Under the Delaware General Corporation Law (the "DGCL"), the Board is not required to seek stockholder approval to issue additional shares of Common Stock or Preferred Stock. However, under rules of the National Association of Securities Dealers, Inc. (the "NASD"), a company may not issue common stock equal to 20% or more of its outstanding shares to acquire the stock or assets of another entity without prior stockholder approval. The Common Stock has been approved for trading on the Nasdaq National Market and therefore the Company will be subject to the stockholder voting rules of the NASD.


COMMON STOCK


     All shares of Common Stock being offered in the offering upon issuance will be, and all shares of Common Stock issued and outstanding at the date of this Prospectus are, validly issued, fully paid, and nonassessable. Holders of Common Stock are entitled to one vote for each share held and have no preemptive or other rights to subscribe for or purchase additional shares. Holders of Common Stock do not have cumulative voting rights. Subject to the rights of holders of Preferred Stock that may be issued in the future, holders of Common Stock are entitled to receive equally and ratably any dividends that the Board may declare out of legally available funds and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share equally and ratably in the assets, if any, remaining after payment of all of the Company's debts and liabilities and any liquidation preference on Preferred Stock.


PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes its Board, without stockholder approval, to issue up to 5,000,000 shares of Preferred Stock, in one or more series, to establish the relative rights and preferences of the shares of any series established by the Board, and to increase or decrease the number of shares within each such series. Pursuant to its power to establish series of Preferred Stock, the Board may also, by resolution, establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption of the Preferred Stock and may issue shares of Preferred Stock for such consideration and on such terms as it deems desirable. The Company has issued no shares of Preferred Stock and has no current intention to issue Preferred Stock.

WARRANTS


     The Company issued a warrant to purchase 250,000 shares of Common Stock to CompuCom as part of the transaction in which CompuCom sold a portion of the Common Stock it owned to Rosetta Stone and converted the convertible note CompuCom held. See "Certain Transactions." The exercise price of this warrant is $2.25 per share and may be exercised for all or any lesser number of shares of the Common Stock covered by the warrant at any time and from time to time between its issuance and December 31, 1998. The CompuCom warrant contains a net exercise provision which permits the holder to surrender a portion of the shares covered by the warrant in payment of the exercise price. Therefore, the holder of the warrant can exercise the warrant without making a cash payment by surrendering that number of shares equal to the then current value of the shares divided into the total exercise price. In connection with the offering, CompuCom has, as a selling stockholder, agreed to exercise the warrant and sell such shares in the offering. At a price of

$13.25 per common share, 207,547 shares of Common Stock would be issued upon net exercise of the warrant.



     In connection with the 1994 initial public offering of the Company's Common Stock, the Company issued a five-year warrant to purchase 100,000 shares of Common Stock at an exercise price of $10.80 per share to the representative of the underwriters. The warrant exercise price and the number of shares of Common Stock covered by the warrant is subject to adjustment in order to protect the holders against dilution in certain events. The warrant may be exercised for all or any lesser number of shares of the Common Stock. As in the case of the CompuCom warrant, the underwriter's warrant also contains a net exercise provision.


DELAWARE ANTITAKEOVER STATUTE


     As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for 3 years after the date on which that person became an interested stockholder unless (a) before that person became an interested stockholder, the Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) after the transaction in which that person became an interested stockholder, the business combination is approved by the Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the Company's outstanding voting stock not owned by the interested stockholder.


     The restrictions of Section 203 are also inapplicable to certain business combinations proposed by an interested stockholder after the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed those directors by a majority of those directors then in office.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS


     The Company's Certificate of Incorporation and Bylaws contain provisions described below that may reduce the likelihood of a change in management or voting control of the Company without the consent of the Board. These provisions could have the effect of delaying, deterring or preventing tender offers or takeover attempts that some or a majority of the Company's stockholders might consider to be in their best interests, including offers or attempts that might result in a premium over the market price for the Common Stock, and may have the effect of depressing the market price investors are willing to pay for the Common Stock.


     The Board is divided into three classes, the terms of which will expire at the 1997, 1998, and 1999 annual meetings of stockholders, respectively. Directors of the Company are elected by the affirmative vote of a plurality of the shares cast at a meeting at which a quorum is present. The Board has the right to change the number of directors and to fill vacancies on the Board. The classification of the Board may have the effect of deterring or delaying a takeover of the Company because it may take at least two years to gain control of the Board.

     The Company's Certificate of Incorporation permits the Board to issue at any time, without stockholder approval, Preferred Stock with super-voting rights or other features that would deter or delay a takeover by reducing the ability of a potential acquiror to acquire the necessary voting shares to obtain control. See "Description of Capital Stock -- Preferred Stock".

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS


     As authorized by the DGCL, the Company's Certificate of Incorporation provides that the Company's directors will have no personal liability to the Company or its stockholders for monetary damages for breach or alleged breach of the directors' duty of care. This provision does not apply to (1) the directors' duty of loyalty, (2) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (3) unlawful dividends, stock repurchases or stock redemptions and (4) approval of any transaction from which such director derives an improper personal benefit. In addition, the Company's Certificate of Incorporation provides that any additional liabilities permitted to be eliminated by subsequent legislation will automatically be eliminated without further stockholder vote, unless additional stockholder approval is required by such legislation.



     The principal effect of the limitation of liability provision is that a stockholder will be unable to pursue an action for monetary damages against a director of the Company for breach of the duty of care unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, will not eliminate or limit director liability arising in connection with causes of action brought under the Federal securities laws or for breaches by directors of the duty of loyalty. The Company's Certificate of Incorporation does not eliminate its directors' duty of care. Accordingly, the provision should not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of the duty of care.



     The Company's Certificate of Incorporation also provides that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. The Company generally is required to indemnify its directors and officers against all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions. To receive indemnification, the director or officer must have been successful in the legal proceeding or acted in good faith, in what was reasonably believed to be a lawful manner, and in, or not opposed to, the Company's best interest.



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Company's Certificate of Incorporation, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


TRANSFER AGENT AND REGISTRAR

     KeyCorp Shareholder Services, Inc., 5050 Renaissance Tower, 1201 Elm Street, Dallas, Texas 75270, has been appointed as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the offering, 5,523,016 shares of Common Stock will be issued and outstanding. The shares sold in the offering (except any shares acquired by an "affiliate" of the Company (as defined in the rules and regulations of the Securities Act) and 3,746,289 shares outstanding will be freely tradeable without restriction under the Securities Act. The remaining shares of Common Stock outstanding after the offering may not be resold except pursuant to an effective registration statement under the Securities Act regarding that sale, in accordance with the provisions of Rule 144, or in other transactions that are exempt from registration under the Securities Act.



     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated for purposes of Rule 144), including an affiliate of the Company, who has beneficially owned Common Stock treated as restricted securities for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 55,230 shares immediately after the offering) and (ii) the average weekly trading volume of Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date of the sale. These sales are also subject to certain other requirements with respect to the manner of sale, notice to the Commission, and availability of current public information about the Company. Under Rule 144(k), a stockholder who has not been an affiliate of the Company at any time during the three months before a sale and who has beneficially owned restricted Common Stock for at least three years before the sale will be entitled to sell the Common Stock immediately, without regard to the restrictions and requirements described above. In addition, affiliates of the Company must comply with the requirements of Rule 144, other than the two-year holding period requirement, to sell any of their shares of Common Stock that are not treated as restricted securities.


     The Company is unable to estimate the number of shares that may be sold from time to time under Rule 144 because the number will depend on the market price and trading volume for the Common Stock, the personal circumstances of the sellers, and other factors.


     The Company has filed a registration statement on Form S-8 to register shares of Common Stock issuable under the Stock Option Plan and plans to file a form S-8 to register shares issuable under the Employee Plan. Accordingly, shares issued pursuant to these stock options will be freely tradeable without restriction under the Securities Act, except for any shares acquired by an affiliate of the Company. The Company's Stock Option Plan provides for grants of options to purchase up to 1,000,000 shares, of which 503,500 will be outstanding after the offering. See "Management -- Stock Option Plan" and "Description of Capital Stock." There are 100,000 shares reserved for issuance under the Employee Stock Plan.



     Each of the Company's officers, directors and stockholders currently owning five percent or more of the Common Stock has agreed not to sell, contract to sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock or any securities convertible into Common Stock currently owned (a total of 1,776,727 shares upon the completion of the offering, assuming no exercise of the over-allotment option) for 180 days after the effective date of the Registration Statement ("lockup period") without the prior written consent of The Robinson-Humphrey Company, Inc.


     The Company cannot predict the effect, if any, that future sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of Common Stock and impair the Company's ability to raise capital by issuing additional equity securities.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc., Rauscher Pierce Refsnes, Inc., and ComVest Partners, Inc. are acting as representatives (the "Representatives"), have severally agreed (i) to purchase from the Company and two of the Selling Stockholders that portion of 2,150,000 shares of Common Stock as the number of shares set forth below opposite each such Underwriter's name bears to the total number of shares set forth below, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus, and (ii) to purchase from each of the other two Selling Stockholders that portion of an option to purchase 25,000 shares of Common Stock as the number of shares set forth below opposite each such Underwriter's name bears to the total number of shares set forth below, at the public offering price, less the option exercise price of $3.00 per share and the underwriting discount set forth on the cover page of the Prospectus:


                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    The Robinson-Humphrey Company, Inc. ......................................
    Rauscher Pierce Refsnes, Inc. ............................................
    ComVest Partners, Inc. ...................................................

                                                                                ---------
              Total...........................................................  2,200,000
                                                                                =========


     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriter's obligations is such that they are committed to purchase all shares of Common Stock offered hereby and the options mentioned above if any such shares are purchased. The Underwriters severally have agreed to exercise the aforementioned options, and the issuer of the options will deliver an aggregate of 50,000 shares of Common Stock upon such exercise. The Underwriters also have agreed to pay to the issuer of the options the option exercise price of $3.00 per share purchased pursuant to the exercise of such options contemporaneously with the closing of the offering.


     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not
in excess of $          per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $          per share to certain other
brokers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Company and certain of the Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an additional 187,500 and 142,500 shares, respectively, of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to the 2,200,000 shares of Common Stock offered hereby.


     The Company, each of its directors and executive officers and the Selling Stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock (other than the shares offered by the Company and the Selling Stockholders in this offering) in each case for a period of 180 days after the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, Inc.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.


     In connection with the offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before commencement of offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Sayles & Lidji, A Professional Corporation, Dallas, Texas. Certain legal matters relating to the Common Stock offered hereby will be passed upon for the Underwriters by Powell, Goldstein, Frazer & Murphy, Atlanta, Georgia.

                                    EXPERTS

     The financial statements and financial statement schedule of the Company as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, included herein and elsewhere in the registration statement have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus is a part of and does not include all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-1
Consolidated Balance Sheets as of December 31, 1994 and 1995, and as of March 31, 1996
  (unaudited).........................................................................  F-2
Consolidated Statements of Operations for the years ended December 31, 1993, 1994, and
  1995, and for the unaudited three months ended March 31, 1995 and March 31, 1996....  F-3
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993,
  1994,
  and 1995, and for the unaudited three months ended March 31, 1996...................  F-4
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994, and
  1995, and for the unaudited three months ended March 31, 1995 and March 31, 1996....  F-5
Notes to Consolidated Financial Statements............................................  F-6

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
PC Service Source, Inc.:

     We have audited the accompanying consolidated balance sheets of PC Service Source, Inc. and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PC Service Source, Inc. and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                   KPMG Peat Marwick LLP

Dallas, Texas
February 15, 1996

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1994       1995
                                                                -------    -------     MARCH 31,
                                                                                         1996
                                                                                      -----------
                                             ASSETS                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents...................................  $ 2,332    $   833      $   957
  Accounts receivable, less allowance for doubtful accounts of
     $275 in 1994, $267 in 1995 and $309 at March 31, 1996....    5,878     10,251       12,688
  Inventories.................................................    7,903     13,202       18,293
  Deferred income taxes.......................................      348      1,322        1,120
  Income taxes receivable.....................................       --         80           --
  Other.......................................................      240        712          774
                                                                -------    -------      -------
          Total current assets................................   16,701     26,400       33,832
                                                                -------    -------      -------
Property and equipment:
  Computer equipment..........................................    2,284      4,633        4,896
  Furniture and fixtures......................................    1,531      2,766        3,153
  Leasehold improvements......................................       86        828          907
                                                                -------    -------      -------
                                                                  3,901      8,227        8,956
  Accumulated depreciation and amortization...................     (587)    (1,774)      (2,193)
                                                                -------    -------      -------
          Net property and equipment..........................    3,314      6,453        6,763
                                                                -------    -------      -------
Other noncurrent assets.......................................       --        274          286
                                                                -------    -------      -------
                                                                $20,015    $33,127      $40,881
                                                                =======    =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of obligations under capital leases....  $   182    $   320      $   330
  Payable to Intelogic Trace..................................    1,200         --           --
  Accounts payable............................................    3,111      8,876       12,768
  Accrued liabilities.........................................    1,101      1,894        2,909
  Income taxes payable........................................      405         --          312
                                                                -------    -------      -------
          Total current liabilities...........................    5,999     11,090       16,319
                                                                -------    -------      -------
Long-term debt, revolving line of credit......................       --      8,934       10,860
Obligations under capital leases, excluding current
  installments................................................      873      1,231        1,152
Deferred income taxes.........................................       62        269          293
Stockholders' equity:
  Preferred stock, $.01 par value. Authorized 5,000,000
     shares;
     none issued..............................................       --         --           --
  Common stock, $.01 par value. Authorized 20,000,000 shares;
     issued 3,893,000 in 1994, 3,955,371 in 1995 and 4,017,000
     at
     March 31, 1996...........................................       39         40           40
  Additional paid-in capital..................................   10,427     10,494       10,633
  Retained earnings...........................................    2,615      1,110        1,764
  Less treasury stock (4,724 shares at December 31, 1995 and
     19,131 at March 31, 1996)................................       --        (41)        (180)
                                                                -------    -------      -------
          Total stockholders' equity..........................   13,081     11,603       12,257
                                                                -------    -------      -------
                                                                $20,015    $33,127      $40,881
                                                                =======    =======      =======

          See accompanying notes to consolidated financial statements.

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                MARCH 31,
                                        -----------------------------------    ----------------------
                                          1993         1994         1995         1995         1996
                                        ---------    ---------    ---------    ---------    ---------
                                                                                    (UNAUDITED)
Net revenues..........................  $  24,110    $  42,267    $  68,690    $  16,782    $  26,281
Cost of revenues......................     17,592       30,171       49,766       12,156       18,708
                                        ---------    ---------    ---------    ---------    ---------
          Gross margin................      6,518       12,096       18,924        4,626        7,573
                                        ---------    ---------    ---------    ---------    ---------
Operating expenses:
  Selling, general and
     administrative...................      4,656        8,746       19,176        3,401        5,869
  Depreciation and amortization.......        138          384        1,510          293          434
                                        ---------    ---------    ---------    ---------    ---------
                                            4,794        9,130       20,686        3,694        6,303
                                        ---------    ---------    ---------    ---------    ---------
          Earnings (loss) from
            operations................      1,724        2,966       (1,762)         932        1,270
Net interest income (expense).........       (177)         115         (473)          (7)        (229)
                                        ---------    ---------    ---------    ---------    ---------
          Earnings (loss) before
            income taxes..............      1,547        3,081       (2,235)         925        1,041
Income taxes (benefit)................        587        1,186         (730)         361          387
                                        ---------    ---------    ---------    ---------    ---------
          Net earnings (loss).........  $     960    $   1,895    $  (1,505)   $     564    $     654
                                         ========     ========     ========     ========     ========
Earnings (loss) per common share......  $     .30    $     .46    $    (.39)   $     .13    $     .15
                                         ========     ========     ========     ========     ========
Weighted average common shares
  outstanding.........................      3,373        4,103        3,900        4,391        4,373
                                         ========     ========     ========     ========     ========

          See accompanying notes to consolidated financial statements.

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                       THREE MONTHS ENDED MARCH 31, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                               COMMON STOCK        ADDITIONAL                                TOTAL
                                            -------------------     PAID-IN      RETAINED    TREASURY    STOCKHOLDERS'
                                             SHARES      AMOUNT     CAPITAL      EARNINGS     STOCK         EQUITY
                                            ---------    ------    ----------    --------    --------    -------------
Balances at December 31, 1992............     890,000     $  9      $    879     $   (240)    $   --        $   648
  Contribution of capital................          --       --           204           --         --            204
  Net earnings...........................          --       --            --          960         --            960
                                            ---------      ---       -------      -------       ----        -------
Balances at December 31, 1993............     890,000        9         1,083          720         --          1,812
  Conversion of long-term debt to common
     stock...............................   2,000,000       20         1,480           --         --          1,500
  Issuance of common stock...............   1,000,000       10         7,857           --         --          7,867
  Exercise of common stock options.......       3,000       --             7           --         --              7
  Net earnings...........................          --       --            --        1,895         --          1,895
                                            ---------      ---       -------      -------       ----        -------
Balances at December 31, 1994............   3,893,000       39        10,427        2,615         --         13,081
  Issuance of common stock...............       1,000       --            10           --         --             10
  Exercise of common stock options.......      61,371        1            57           --        (41)            17
  Net loss...............................          --       --            --       (1,505)        --         (1,505)
                                            ---------      ---       -------      -------       ----        -------
Balances at December 31, 1995............   3,955,371     $ 40      $ 10,494     $  1,110     $  (41)       $11,603
  Exercise of common stock options
     (unaudited).........................      61,629       --           139           --       (139)            --
  Net earnings (unaudited)...............          --       --            --          654         --            654
                                            ---------      ---       -------      -------       ----        -------
Balances at March 31, 1996 (unaudited)...   4,017,000     $ 40      $ 10,633     $  1,764     $ (180)       $12,257
                                            =========      ===       =======      =======       ====        =======

          See accompanying notes to consolidated financial statements.

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,           MARCH 31,
                                                         -----------------------------    ------------------
                                                          1993       1994       1995       1995       1996
                                                         -------    -------    -------    -------    -------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss)..................................  $   960    $ 1,895    $(1,505)   $   564    $   654
  Adjustments to reconcile net earnings (loss) to net
     cash used in operating activities:
     Depreciation and amortization.....................      138        384      1,510        293        434
     Deferred income taxes.............................     (159)       (65)      (767)        31        226
     Expenses contributed to capital...................      204         --         --         --         --
     Loss incurred on terminated supply agreement......       --         --      1,935        245         --
     Other, net........................................       --         --       (307)        --        (27)
     Changes in assets and liabilities:
       Accounts receivable.............................   (1,633)    (3,167)    (5,280)    (1,933)    (2,437)
       Inventories.....................................   (1,236)    (2,540)    (5,299)    (1,513)    (5,091)
       Other current assets............................      (71)      (126)      (472)      (281)       (62)
       Income taxes....................................       55        300       (485)        --        392
       Payable to Intelogic Trace......................       --         --     (1,200)        --         --
       Accounts payable................................      772      1,079      5,765        541      3,892
       Accrued liabilities.............................      445        593        682        440      1,015
                                                         -------    -------    -------    -------    -------
          Net cash used in operating activities........     (525)    (1,647)    (5,423)    (1,613)    (1,004)
                                                         -------    -------    -------    -------    -------
Cash flows from investing activities:
  Capital expenditures.................................     (712)    (1,287)    (4,810)      (799)      (729)
  Payments for purchase of acquired assets.............       --     (1,425)        --         --         --
                                                         -------    -------    -------    -------    -------
          Net cash used in investing activities........     (712)    (2,712)    (4,810)      (799)      (729)
                                                         -------    -------    -------    -------    -------
Cash flows from financing activities:
  Net long-term debt borrowings (payments).............    1,639     (1,610)     8,934        300      1,926
  Principal payments under capital lease obligations...       --        (30)      (217)       (13)       (69)
  Net proceeds from initial public offering............       --      7,867         --         --         --
  Proceeds from exercise of common stock options.......       --          7         17         --         --
                                                         -------    -------    -------    -------    -------
          Net cash provided by financing activities....    1,639      6,234      8,734        287      1,857
                                                         -------    -------    -------    -------    -------
Net increase (decrease) in cash and cash equivalents...      402      1,875     (1,499)    (2,125)       124
Cash and cash equivalents at beginning of period.......       55        457      2,332      2,332        833
                                                         -------    -------    -------    -------    -------
Cash and cash equivalents at end of period.............  $   457    $ 2,332    $   833    $   207    $   957
                                                         =======    =======    =======    =======    =======

          See accompanying notes to consolidated financial statements.

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1995
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business

     The consolidated financial statements include the accounts of PC Service Source, Inc. and its majority owned subsidiary (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

     The Company is a supplier of parts, used in the repair of microcomputers and associated peripherals, and services to the personal computing service industry.

     The Company began operations in 1989 as Digital Data Corporation (Digital). In July 1990 the assets of Digital were acquired by a subsidiary of CompuCom Systems, Inc. (CompuCom), which shortly thereafter changed Digital's name to PC Parts Express, Inc. From December 1990 until January 1994, the Company remained a majority-owned subsidiary of CompuCom. In January 1994, CompuCom sold a substantial portion of its equity position in the Company to Rosetta Stone Corporation (Rosetta Stone). Subsequent to the acquisition by Rosetta Stone, the Company changed its name to PC Service Source, Inc.

     In April 1994, the Company issued 1,000,000 shares of common stock to the public. The net proceeds of this initial public offering were $7,867. The net proceeds were used to pay approximately $2,200 which was outstanding under the Company's revolving bank credit facility. The balance of the net proceeds was added to the Company's working capital for general operating purposes.

  (b) Credit Risk Concentration and Cash Equivalents

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily investments in cash equivalents and accounts receivable. The carrying amounts of these financial instruments approximate fair value because of the short maturity of these instruments. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with original maturities of three months or less to be cash equivalents.

     The Company sells its products to customers throughout the U.S. and abroad. The Company continually evaluates the creditworthiness of its customers' financial condition and generally does not require collateral. The Company's allowance for doubtful accounts is based on historical experience and current market conditions, and losses on uncollectible accounts have consistently been within management's expectations, except for Intelogic Trace (see note 7).

  (c) Inventories

     Inventories are stated at the lower of average cost or market and consist primarily of new and remanufactured microcomputer parts.

  (d) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which range from 3 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining term of the lease using the straight-line method.

     In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY
and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recovered. This Statement is effective for financial statements for fiscal years beginning after December 15, 1995. The Company does not expect that its adoption will have a material effect on its financial position or results of operations.

  (e) Revenue Recognition

     Revenue is recognized upon shipment with provisions made for anticipated returns.

  (f) Earnings Per Common Share

     In 1993 and through the effective date of the initial public offering, the shares, options and warrants issued within one year prior to the initial public offering effective date are deemed outstanding throughout such period. Subsequent to the initial public offering effective date outstanding options and warrants are included in the calculation if they have a dilutive effect, and the number of equivalent shares included is determined using the treasury stock method.

  (g) Income Tax

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Noncash Investing Activities

     Capital lease obligations of $1,083 and $723 were incurred for computer equipment and furniture and fixtures in 1994 and 1995, respectively.

  (i) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (j) Reclassifications

     Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

  (k) Interim Financial Statements

     The interim financial statements as of March 31, 1996, and for the three months ended March 31, 1996 and 1995, are unaudited, but reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present a fair statement of results for the interim periods.

(2) LONG-TERM DEBT

     The Company has a Revolving Bank Credit Facility (Credit Agreement) with a bank which allows the Company to borrow up to $10,000 and matures in December 1997. The facility bears interest at 1% above the prime rate (8.5% at December 31, 1995) per annum. Total borrowings are based on specified percentages of

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY
qualifying inventories and accounts receivable, as defined in the Credit Agreement, and are secured by inventories, accounts receivable and substantially all other assets of the Company. The Credit Agreement subjects the Company to certain restrictions and covenants related to, among others, tangible net worth, debt to tangible net worth, interest coverage, and limits the amount available for capital expenditures and dividends. The Company was not in compliance with certain covenants for 1995 and obtained a waiver from the bank dated February 15, 1996, which waived the violations at December 31, 1995. Effective January 1, 1996, the bank also established certain revised covenants for 1996, and management believes the Company will be in compliance with the revised covenants through December 31, 1996.

     The Company has $8,934 outstanding under the Credit Agreement at December 31, 1995. There was no balance outstanding under the credit agreement at December 31, 1994. The Company's borrowing base, which is adjusted weekly, was $10,000 at December 31, 1995.

     The carrying value of the amount outstanding under the Credit Agreement approximates the estimated fair value since the obligation bears interest at current market rates.

     Interest payments were $177 in 1993, $29 in 1994 and $332 in 1995.

(3) COMMITMENTS

  (a) Operating Leases

     The Company leases office and warehouse distribution space and equipment under various noncancellable operating leases. Certain of the leases contain renewal options ranging up to five years.

     The future minimum rental payments are included below.

    1996.......................................................................  $ 1,392
    1997.......................................................................    1,422
    1998.......................................................................    1,348
    1999.......................................................................    1,348
    2000.......................................................................    1,385
    Thereafter.................................................................    7,171
                                                                                 -------
                                                                                 $14,066
                                                                                 =======

     Total rental expense charged to operations was $117, $222 and $856, in 1993, 1994 and 1995, respectively.

  (b) Capital Leases

     During 1994 and 1995, the Company entered into capital leases for computer equipment and furniture and fixtures expiring in various years through 2000. Depreciation of assets under capital leases is included in depreciation expense for the years ended December 31, 1994 and 1995.

     Following is a schedule of property held under capital leases at December 31, 1994 and 1995:

                                                                          1994       1995
                                                                         ------     ------
    Computer equipment.................................................  $  832     $  832
    Furniture and fixtures.............................................     253        976
                                                                         ------     ------
                                                                          1,085      1,808
    Less accumulated depreciation......................................      36        331
                                                                         ------     ------
                                                                         $1,049     $1,477
                                                                         ======     ======

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY

     Minimum future lease payments under capital leases as of December 31, 1995 for each year and in the aggregate are:

    1996........................................................................  $  438
    1997........................................................................     438
    1998........................................................................     438
    1999........................................................................     395
    2000........................................................................     131
                                                                                  ------
    Total minimum lease payments................................................   1,840
    Less amount representing interest...........................................     289
                                                                                  ------
    Present value of net minimum lease payment..................................   1,551
    Less current installments of obligations under capital leases...............     320
                                                                                  ------
    Obligations under capital leases, excluding current installments............  $1,231
                                                                                  ======

     Interest rates on capitalized leases vary from 6% to 8% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate.

(4) STOCK OPTIONS AND WARRANTS

     The Company's Stock Option Plan provides for granting of options to buy common stock intended to qualify as either "incentive stock options" under the Internal Revenue Code or "non-qualified stock options." The option price may not be less than the fair market value of the stock on the date of grant. Generally, options become exercisable at a rate of 20 percent per year for five years after the date of grant. At December 31, 1995, there are 1,000,000 shares of the Company's common stock reserved for stock options and 339,871 shares are available for future grants. Options granted for common stock are summarized as follows:

                                                                                OPTION PRICE
                                                                                 PER SHARE
                                                                                ------------
    Outstanding at December 31, 1992..............................  100,000     $.25
      Granted.....................................................  200,000
                                                                    -------
    Outstanding at December 31, 1993..............................  300,000       $.25-$2.25
      Granted.....................................................  317,500
      Exercised...................................................   (3,000)
                                                                    -------
    Outstanding at December 31, 1994..............................  614,500       $.25-$9.00
      Granted.....................................................  170,000
      Exercised...................................................  (61,371)
      Expired.....................................................  (63,000)
                                                                    -------
    Outstanding at December 31, 1995..............................  660,129       $.25-$9.13
                                                                    =======
    Shares exercisable:
      December 31, 1993...........................................   60,000     $.25
      December 31, 1994...........................................  132,500       $.25-$2.25
      December 31, 1995...........................................  192,000       $.25-$9.00

     In January 1994, the Company issued to CompuCom a warrant to purchase 250,000 shares of common stock as part of the transaction in which CompuCom sold a portion of the common stock it owned to Rosetta Stone. The exercise price of this warrant is $2.25 per share. The warrant may be exercised for all or any lesser

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY
number of shares of the common stock covered by the warrant at any time and from time to time between issuance and December 31, 1998.

     In connection with the Company's initial public offering, the Company sold warrants covering 100,000 shares of common stock to the representatives of the underwriters for a purchase price of $.01 per share. The exercise price of these warrants is equal to 120% of the initial public offering price per share of common stock. The warrants may be exercised for all or any lesser number of shares of the common stock covered by the warrants between April 6, 1995 and April 6, 2000.

(5) RELATED PARTY TRANSACTIONS

     The Company's sales to CompuCom were $583 in 1993, $1,409 in 1994 and $735 in 1995. In addition, purchases of computer parts and equipment from CompuCom were $304, $1,133 and $5,108 in 1993, 1994 and 1995, respectively. At December 31, 1994 and 1995, the Company had accounts receivable outstanding from CompuCom of approximately $89 and $94, respectively. Selling, general and administrative expenses included charges from CompuCom for certain insurance and employee benefits of $235 in 1993 and $361 in 1994.

     During 1994, the Company had a consulting agreement with Rosetta Stone that was terminable at will by either party and pursuant to which the Company paid Rosetta Stone $15 per month for management advice, consulting services and strategic planning advice. The consulting agreement was terminated on December 31, 1994.

     In 1994, CompuCom agreed to allow the Company's employees to continue to participate in CompuCom's group health benefit plans through December 31, 1994 in exchange for a payment of a specified amount per employee. The agreement with CompuCom provided for an adjustment between CompuCom and the Company based on the actual loss experience as compared to the total amount paid to CompuCom on behalf of the Company's employees. At December 31, 1995, the Company has a receivable from CompuCom of $108 representing amounts paid in excess of actual loss experience.

(6) INCOME TAXES

     During 1993, the Company was included in CompuCom's consolidated income tax return and was allocated taxes at CompuCom's effective income tax rate. The difference of $204 between income taxes computed on a separate company basis and the income taxes allocated at CompuCom's effective tax rate has been credited to additional paid-in capital in 1993.

     Income tax expense (benefit) is summarized as follows:

                                                                  1993      1994     1995
                                                                  -----    ------    -----
    Federal:
      Current...................................................  $ 655    $1,074    $  --
      Deferred..................................................   (159)      (65)    (767)
    State.......................................................     91       177       37
                                                                  -----    ------    -----
                                                                  $ 587    $1,186    $(730)
                                                                  =====    ======    =====

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY

     Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to earnings (loss) before income taxes as a result of the following:

                                                                 1993      1994      1995
                                                                 ----     ------     -----
    Computed "expected" tax expense (benefit)..................  $526     $1,048     $(760)
    State taxes, net of U.S. federal income tax benefit........    61        117        25
    Other......................................................    --         21         5
                                                                 ----     ------     -----
                                                                 $587     $1,186     $(730)
                                                                 ====     ======     =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability at December 31, 1994 and 1995 are presented below.

                                                                          1994      1995
                                                                          ----     ------
    Deferred tax assets:
      Net operating loss carryforwards..................................  $ --     $  696
      Inventories, principally due to reserve for obsolescence..........   196        283
      Accrued expenses, principally due to accruals for financial
         reporting purposes.............................................    42        182
      Accounts receivable, principally due to allowance for doubtful
         accounts.......................................................    93         91
      Other.............................................................    17         70
                                                                          ----     ------
              Total deferred tax assets.................................   348      1,322
    Deferred tax liability -- fixed assets, principally due to
      differences in depreciation.......................................    62        269
                                                                          ----     ------
              Net deferred tax asset....................................  $286     $1,053
                                                                          ====     ======

     At December 31, 1995, the Company has net operating loss carryforwards for federal income tax purposes of approximately $2,046 which are available to offset future federal taxable income, if any, through 2010.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The Company expects the deferred tax assets at December 31, 1994 and 1995 will be realized as a result of the reversal during the carryforward period of existing taxable temporary differences giving rise to deferred tax liabilities and generation of future taxable income. No valuation allowance is considered necessary as of December 31, 1994 and 1995.

     Income taxes paid were $955 and $693 in 1994 and 1995, respectively.

(7) TRANSACTION WITH INTELOGIC TRACE, INC.

     In November 1994, the Company entered into a supply agreement with Intelogic Trace (Intelogic) to provide substantially all of the spare parts and replacement parts required by Intelogic's service operations. In addition to agreeing to supply parts to Intelogic, the Company acquired a component level returned parts repair facility in San Antonio, Texas (San Antonio Facility), certain parts inventory, and repair equipment. Intelogic filed for bankruptcy less than four months later in March 1995 and its business was sold in April 1995. Following that sale, the supply agreement with the Company was terminated. As a result, the Company determined to close the San Antonio Facility and terminate the employment of approximately forty-five employees at that facility. As a result of the bankruptcy filing, the Company realized a pre-tax charge in 1995 of $1,935, of which $907 was for uncollected accounts receivable in excess of the approximately $900 recovered by the Company from its escrow security account with Intelogic and $931 related to the write-off of

                     PC SERVICE SOURCE, INC. AND SUBSIDIARY
certain fixed assets formerly used at the San Antonio Facility. The remaining $97 of the pre-tax charge was for severance packages paid to the approximately forty-five terminated employees.

(8) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                      FIRST     SECOND      THIRD     FOURTH
                                                     QUARTER    QUARTER    QUARTER    QUARTER
                                                     -------    -------    -------    -------
    1994
    Net revenues...................................  $ 9,699    $ 9,872    $10,952    $11,744
    Gross margin...................................    2,677      2,840      3,118      3,461
    Net earnings...................................      455        457        465        518
    Earnings per common share......................      .13        .11        .11        .12
    Weighted average common shares outstanding.....    3,376      4,319      4,333      4,376
    1995
    Net revenues...................................  $16,782    $15,274    $16,301    $20,333
    Gross margin...................................    4,626      4,172      4,306      5,820
    Net earnings (loss)............................      564       (434)    (1,667)        32
    Earnings (loss) per common share...............      .13       (.11)      (.43)       .01
    Weighted average common shares outstanding.....    4,391      3,893      3,896      4,338

     Earnings (loss) per common share calculations are based on the weighted average number of shares and dilutive common stock equivalents outstanding in each period. Therefore, the sum of the quarters does not necessarily equal the year-to-date earnings (loss) per common share.

[INSIDE BACK COVER.



     Insert photographs of the Company's call center operations, information systems and network control center, and 155,200 square foot automated distribution center.]

             ------------------------------------------------------
             ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   6
Use of Proceeds........................   9
Price Range of Common Stock and
  Dividends............................  10
Capitalization.........................  11
Selected Consolidated Financial Data...  12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  13
Business...............................  19
Management.............................  26
Certain Transactions...................  32
Principal and Selling Stockholders.....  33
Description of Capital Stock...........  35
Shares Eligible for Future Sale........  38
Underwriting...........................  39
Legal Matters..........................  40
Experts................................  40
Available Information..................  40
Index to Consolidated Financial
  Statements...........................  41


             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                2,200,000 SHARES

                           [PC SERVICE SOURCE, INC.]

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                         RAUSCHER PIERCE REFSNES, INC.

                             COMVEST PARTNERS, INC.
                                          , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Company will pay all expenses of this offering other than those computed as the basis of shares sold, which will be prorated among the Company and the Selling Stockholders. Total expenses, other than the Underwriters' discounts, in connection with the issuance and distribution of the Common Stock are as follows:


    Securities and Exchange Commission registration fee.......................  $ 11,778
    NASD filing fee...........................................................  $  3,994
    Legal fees and expenses...................................................  $ 70,000
    Blue Sky fees and expenses (including legal fees).........................  $ 20,000
    Printing and engraving expenses...........................................  $110,000
    Accounting fees and expenses..............................................  $ 25,000
    Miscellaneous.............................................................  $ 69,228
                                                                                --------
              Total...........................................................  $310,000
                                                                                ========


- ---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Generally, Delaware law permits a corporation to indemnify a person who was or is an officer, director, agent, or employee, or who serves at the corporation's request as an officer, director, agent, or employee, of another corporation, partnership, trust joint venture, or other enterprise ("nominee"), who was, is, or is threatened to be named a defendant in a legal proceeding by virtue of such person's position in the corporation or nominee, but only if the person acted in good faith and reasonably believed that the conduct was in or at least not opposed to the corporation's best interest, and, in the case of a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful. A person may be indemnified within the above limitations against judgments, fines, settlements, and reasonable expenses actually incurred. Generally, an officer, director, agent, or employee of the corporation or nominee may not be indemnified, however, against judgments, fines, and settlements incurred in a proceeding in which the person is found liable to the corporation and may not be indemnified for expenses unless, and only to the extent that, in view of all the circumstances, the person is fairly and reasonably entitled to indemnification for such expenses. A corporation must indemnify a director, officer, employee, or agent against reasonable expenses incurred in connection with a proceeding in which the person is a party because of the person's corporate position, if the person was successful, on the merits or otherwise, in the defense of the proceeding. Under certain circumstances, a corporation may also advance expenses to such person. Under Delaware law, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation against any liability asserted against and incurred by the person in such capacity, or arising out of the person's status as such a person, regardless of whether the applicable law otherwise empowers the corporation to indemnify that person against such liability.

     Article 12 of the Company's certificate of incorporation requires indemnification of directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The Company has entered into agreements with its directors contractually obligating the Company to indemnify the directors to the extent currently required by the Certificate of incorporation.

     The Underwriting Agreement provides for indemnification of the Company and its officers and directors by the Underwriters against certain liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 1993 the Company has issued a total of 2,000,000 shares of unregistered common stock. The Company relied on the exemption from registration contained in Section 4(2) as well as Section 3(a)(9) of the Securities Act of 1933, as amended, in connection with the CompuCom Systems, Inc. ("CompuCom") conversion of its convertible note described below. The issuance to CompuCom did not involve a public offering. The following table reflects the issuance of unregistered securities during the last three years.

                                                                                   NO. OF
                                                                      DATE OF      SHARES
                              SHAREHOLDERS                            ISSUANCE     ISSUED
    ----------------------------------------------------------------- -------     ---------
    CompuCom Systems, Inc............................................  1/5/94     2,000,000

     On January 5, 1994, CompuCom exercised its right to convert its convertible note into 2,000,000 shares of common stock, and in connection therewith received a warrant to purchase 250,000 shares of common stock at $2.25 per share.

     The following table shows employee and director stock options granted during the previous three years made in reliance upon Section 4(2) and Rule 701.

                                     GRANTEE                                   # OF SHARES
    -------------------------------------------------------------------------- -----------
    Brad Clark................................................................     2,500
    Russell Clevenger.........................................................     5,000
    Jim Contardi..............................................................    25,000
    Linda Grimmer.............................................................    10,000
    Rick Orsini...............................................................    10,000
    John Pillow...............................................................    10,000
    Ed Raymund................................................................    10,000
    Robert Smith..............................................................    10,000
    Steve Underwood...........................................................    10,000

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


      EXHIBIT
       NUMBER
- --------------------
         1*          -- Form of Underwriting Agreement
         3.1+++      -- Restated Articles of Incorporation of the Company
         3.2++       -- Amended and Restated Bylaws of the Company
         4+          -- Specimen Certificate evidencing Common Stock
         5**         -- Opinion and Consent of Sayles & Lidji, A Professional Corporation
        10.1++       -- Financing and Security Agreement between the Company and NationsBank,
                        Texas, N.A., as amended
        10.2++++     -- Stock Option Plan, including form of Stock Option Agreement, as amended
        10.3+        -- Director Compensation Plan
        10.4*        -- Employee Stock Purchase Plan
        10.5**       -- Form of Warrant to CompuCom Systems, Inc., as amended in May 1996
        11*          -- Computation of Per Share Earnings
        23.1**       -- Consent of KPMG Peat Marwick LLP
        23.2**       -- Consent of Sayles & Lidji, A Professional Corporation (included in
                        Exhibit 5)
        23.3*        -- Consent of Jay Haft
        24*          -- Power of Attorney for other signatories included at page II-4 of this
                        Registration Statement filed by the Company on May 17, 1996
        24.1**       -- Power of Attorney for Jay Haft.


- ---------------

+     Previously filed as an exhibit to the Company's Registration Statement on
     Form SB-2 Registration Number 33-76068-D, initially filed with the Securities and Exchange Commission on March 4, 1994, and declared effective on March 28, 1994.

++ Previously filed as an exhibit to the Company's report on Form 10-K for the year ended December 31, 1994, filed with the Securities and Exchange Commission on March 31, 1995.

+++ Previously filed as an exhibit to the Company's report on Form S-8, Registration Number 33-98176, filed with the Securities and Exchange Commission on October 17, 1995.

++++ Previously filed as an exhibit to the Company's report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on March 31, 1996.


* Previously filed as an exhibit to the Company's Registration Statement on Form S-1 Registration Number 333-03977, initially filed with the Securities and Exchange Commission on May 17, 1996.


**   Filed herewith.


     (b) Financial Statement Schedules.


     Schedule II Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;



          (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;



          (5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and



          (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on May 24, 1996.


                                            PC SERVICE SOURCE, INC.


May 24, 1996                                By:    /s/  MARK T. HILZ
                                            ------------------------------------
                                                        Mark T. Hilz
                                               President and Chief Executive
                                                          Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 24, 1996.



                 SIGNATURE                                         CAPACITY
- --------------------------------------------     --------------------------------------------

         /s/  MARK T. HILZ                       President, Chief Executive Officer and
- --------------------------------------------      Director (Principal Executive Officer)
              Mark T. Hilz

         /s/  AVERY MORE                         Chairman of the Board, Chief Financial
- --------------------------------------------       Officer and Director
              Avery More                           (Principal Financial Officer)

         /s/  BERNARD ROHDE*                     Chief Accounting Officer, Controller and
- --------------------------------------------       Secretary (Principal Accounting Officer)
              Bernard Rohde

         /s/  PHILIP W. WISE                     Director
- --------------------------------------------
              Philip W. Wise

         /s/  MORTI TENENHAUS*                   Director
- --------------------------------------------
              Morti Tenenhaus

         /s/  ROBERT S. LEFF*                    Director
- --------------------------------------------
              Robert S. Leff

         /s/  EDWARD L. RAYMUND*                 Director
- --------------------------------------------
              Edward L. Raymund

         /s/  JAY HAFT                           Director
- --------------------------------------------
              Jay Haft

        /s/  JAMES OUNSWORTH*                    Director
- --------------------------------------------
             James Ounsworth


*By:       /s/  MARK HILZ
    ----------------------------------------
                Pursuant to
             Power of Attorney

                                                                     SCHEDULE II

                            PC SERVICE SOURCE, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                             BALANCE AT      CHARGED TO       CHARGED TO                        BALANCE AT
                            BEGINNING OF     COSTS AND          OTHER                              END
       DESCRIPTION             PERIOD         EXPENSES         ACCOUNTS        DEDUCTIONS       OF PERIOD
- --------------------------  ------------     ----------       ----------       ----------       ----------
Accounts receivable --
  allowance for doubtful
  accounts:
  1993....................     $   63          $  211           $   --           $   55           $  219
  1994....................        219             210               --              154              275
  1995....................        275           1,197(A)            --            1,205(A)           267
Inventories -- reserve for
  obsolescence:
  1993....................         --             353               --               --              353
  1994....................        353             332            1,835(B)            --            2,520
  1995....................      2,520             646               --              825            2,341

- ---------------

(A) Includes charge and write-off of $907 of account receivable for Intelogic Trace.

(B) Inventory was acquired in connection with the outsourcing supply agreement with Intelogic Trace. Management established this reserve to record inventory acquired at its net realizable value.

                               INDEX TO EXHIBITS


 EXHIBIT
  NUMBER                                DESCRIPTION
- ----------
  1*       -- Form of Underwriting Agreement
  3.1+++   -- Restated Articles of Incorporation of the Company
  3.2++    -- Amended and Restated Bylaws of the Company
  4+       -- Specimen Certificate evidencing Common Stock
  5**      -- Opinion and Consent of Sayles & Lidji, A Professional Corporation
 10.1++    -- Financing and Security Agreement between the Company and
              NationsBank, Texas, N.A., as amended
 10.2++++  -- Stock Option Plan, including form of Stock Option Agreement, as amended
 10.3+     -- Director Compensation Plan
 10.4*     -- Employee Stock Purchase Plan
 10.5**    -- Form of Warrant to CompuCom Systems, Inc., as amended in May 1996
 11*       -- Computation of Per Share Earnings
 23.1**    -- Consent of KPMG Peat Marwick LLP
 23.2**    -- Consent of Sayles & Lidji, A Professional Corporation (included in
              Exhibit 5)
 23.3*     -- Consent of Jay Haft
 24*       -- Power of Attorney for other signatories included at page II-4 of this Registration Statement filed by the Company on May 17, 1996.
 24.1**    -- Power of Attorney for Jay Haft.


- ---------------

+     Previously filed as an exhibit to the Company's Registration Statement on
     Form SB-2 Registration Number 33-76068-D, initially filed with the Securities and Exchange Commission on March 4, 1994, and declared effective on March 28, 1994.

++ Previously filed as an exhibit to the Company's report on Form 10-K for the year ended December 31, 1994, filed with the Securities and Exchange Commission on March 31, 1995.

+++ Previously filed as an exhibit to the Company's report on Form S-8, Registration Number 33-98176, filed with the Securities and Exchange Commission on October 17, 1995.

++++ Previously filed as an exhibit to the Company's report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on March 31, 1996.


* Previously filed as an exhibit to the Company's Registration Statement on Form S-1 Registration Number 333-03977, initially filed with the Securities and Exchange Commission on May 17, 1996.



**   Filed herewith.